   As filed with the Securities and Exchange Commission on September 21, 2004


                                           Registration Statement No. 333-114079
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------
                               AMENDMENT NO. 3 TO
                                    FORM F-3
                             ----------------------

                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933

                             ----------------------
                                 AMDOCS LIMITED
             (Exact name of registrant as specified in its charter)
                             ----------------------

      ISLAND OF GUERNSEY                              NOT APPLICABLE
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
 incorporation or organization)

                      SUITE 5, TOWER HILL HOUSE LE BORDAGE
           ST. PETER PORT, ISLAND OF GUERNSEY, GY1 3QT CHANNEL ISLANDS
                               011-44-1481-728444
   (Address and telephone number of registrant's principal executive offices)

                                  AMDOCS, INC.
           1390 TIMBERLAKE MANOR PARKWAY, CHESTERFIELD, MISSOURI 63017
                     ATTENTION: THOMAS G. O'BRIEN, TREASURER
                                 (314) 212-8328
            (Name, address and telephone number of agent for service)

                             ----------------------

      THE COMMISSION IS REQUESTED TO SEND COPIES OF ALL COMMUNICATIONS TO:

                             ROBERT A. SCHWED, ESQ.
                    WILMER CUTLER PICKERING HALE AND DORR LLP
                                 300 PARK AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 937-7200

      APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: From time to time after this Registration Statement becomes effective.

      If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

        THE COMPANY HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE COMPANY SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
    SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

PROSPECTUS

                                 AMDOCS LIMITED

                             560,777 ORDINARY SHARES

      This prospectus relates to the resale from time to time of up to 560,777 ordinary shares previously issued by Amdocs Limited to former shareholders of XACCT Technologies Ltd. in connection with our acquisition of that company.

      We will not receive any proceeds from sales of the ordinary shares offered by this prospectus.

      The selling securityholders identified in this prospectus, or their pledgees, donees, transferees or other successors-in-interest, may offer the shares from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices.


      Our ordinary shares are traded on the New York Stock Exchange under the symbol "DOX." On September 20, 2004, the closing sale price of our ordinary shares on the New York Stock Exchange was $22.97 per share. You are urged to obtain current market quotations for our ordinary shares.


     SEE "RISK FACTORS" BEGINNING ON PAGE 4 TO READ ABOUT FACTORS YOU SHOULD
                CONSIDER BEFORE INVESTING IN OUR ORDINARY SHARES.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS
   PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A
                                CRIMINAL OFFENSE.

                THE DATE OF THIS PROSPECTUS IS SEPTEMBER, 2004.

                                TABLE OF CONTENTS


                                                                                    PAGE
                                                                                    ----
PROSPECTUS SUMMARY..............................................................      1
THE OFFERING....................................................................      3
RISK FACTORS....................................................................      4
SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION..............................     14
OFFERING STATISTICS AND TIMETABLE...............................................     15
REASONS FOR THE OFFER AND USE OF PROCEEDS.......................................     15
DIVIDEND POLICY.................................................................     15
MATERIAL CHANGES................................................................     15
THE OFFER AND LISTING...........................................................     17
CAPITALIZATION..................................................................
SELLING SECURITYHOLDERS.........................................................     19
DESCRIPTION OF SHARE CAPITAL....................................................     23
COMPARISON OF UNITED STATES AND GUERNSEY CORPORATE LAW..........................     25
PLAN OF DISTRIBUTION............................................................     26
LEGAL MATTERS...................................................................     27
EXPERTS.........................................................................     27
ENFORCEABILITY OF CIVIL LIABILITIES.............................................     28
INCORPORATION OF DOCUMENTS BY REFERENCE.........................................     30
WHERE YOU CAN FIND MORE INFORMATION.............................................     30
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.................     31
UNAUDITED FINANCIAL STATEMENTS OF CERTEN INC....................................     35
UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTH
PERIODS ENDED JUNE 30, 2004.....................................................     41
OPERATING AND FINANCIAL REVIEW AND PROSPECTS FOR THE THREE AND NINE MONTH
PERIODS ENDED JUNE 30, 2004.....................................................     58



      We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. The selling securityholders are offering to sell, and seeking offers to buy, our ordinary shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of ordinary shares.

                               PROSPECTUS SUMMARY

      This summary describes the most significant terms of this offering and the information included or incorporated by reference in this prospectus. This summary does not contain all of the information that you should consider before investing in our ordinary shares. You should read the entire prospectus carefully, especially the risks of investing in our ordinary shares discussed under "Risk Factors."

                                 AMDOCS LIMITED

      Our market focus is primarily the communications industry, and we are a leading provider of software products and services to major communications companies in North America, Europe and the rest of the world. Our products and services provide an integrated approach to customer management, which we refer to as Integrated Customer Management. Our Integrated Customer Management product offerings consist primarily of billing and customer relationship management systems, which we refer to, collectively, as CC&B Systems. Our portfolio also includes a full range of directory sales and publishing systems for publishers of both traditional printed yellow page and white page directories and electronic Internet directories.

      Our Integrated Customer Management systems are designed to meet the mission-critical needs of leading communications service providers, which include customer relationship management, order management, call rating, invoice calculation and preparation, bill formatting, collections, partner relationship management and directory publishing services. We support a wide range of communications services, including wireline, wireless, voice, data, broadband, content, electronic and mobile commerce and Internet Protocol based services. We also support companies that offer multiple service packages, commonly referred to as bundled or convergent services. Due to the complexity of our customers' projects and the expertise required for system support, we also provide extensive system implementation, integration, modification, ongoing support, enhancement and maintenance services. In addition, we offer Managed Services, which include a combination of services, such as system modernization and consolidation, management and operation of data centers, purchase and management of related hardware assets, billing operations and application support.

      Since the inception of our business in 1982, we have concentrated on providing software products and services to major communications companies. By focusing on this market, we believe that we have been able to develop the innovative products and the industry expertise, project management skills and technological competencies required for the advanced, large-scale, specifications-intensive system projects typical of leading communications providers. Our customer base includes major North American, European and other communications companies, including major wireline companies and wireless companies.

      Our goal is to provide advanced information technology software products and related customer service and support to the world's leading communications companies. We seek to accomplish our goal by pursuing the strategies described below.

      - Continued Focus on the Communications Industry. We intend to continue to concentrate our main resources and efforts on providing strategic information systems to the communications industry. This strategy has enabled us to develop the specialized industry know-how and capability necessary to deliver the technologically advanced, large-scale, specifications-intensive information systems solutions required by the leading communications companies in the wireless, wireline and convergent service sectors.

      - Target Industry Leaders. We intend to continue to direct our marketing efforts principally towards the major communications companies. We derive a significant portion of our revenues from our customer base of major communications companies in North America, Europe and the Asia-Pacific region. We believe that the development of this premier customer base has helped position us as a market leader, while contributing to the core strength of our business. By targeting industry leaders that require the most sophisticated information systems solutions, we believe that we are best able to ensure that we remain at the forefront of developments in the industry.

      - Deliver Integrated Products and Services Solutions. Our strategy is to provide customers with total systems solutions consisting of our Integrated Customer Management products and our specialized services. By leveraging our product and industry knowledge, we believe that we can provide effective system integration and implementation services as well as Managed Services to our customers.

      - Provide Customers with a Broad, Integrated Suite of Products. We seek to provide our customers with a broad suite of products to meet all their Integrated Customer Management needs. For communications service providers, we seek to provide CC&B Systems across all lines of their business, such as wireline, mobile and data. This approach also means that we can support global communications service providers throughout their various international operations. We believe that our ability to provide a broad suite of products helps establish us as a strategic partner for our customers, and also provides us with multiple avenues for strengthening and expanding our ongoing customer relationships.

      - Maintain and Develop Long-Term Customer Relationships. We seek to maintain and develop long-term, mutually beneficial relationships with our customers. These relationships generally involve additional product sales, as well as ongoing support, system enhancement and maintenance services. We believe that such relationships are facilitated in many cases by the mission-critical strategic nature of the systems provided by us and by the added value we provide through our specialized skills and knowledge. In addition, our strategy is to solidify our existing customer relationships by means of long-term support and maintenance contracts.

      On February 19, 2004, we acquired XACCT Technologies Ltd., or XACCT, a privately-held company organized under the laws of the State of Israel and a provider of mediation software to communications service providers. We acquired the outstanding capital stock of XACCT for a combination of cash and our ordinary shares. All of the ordinary shares covered by this prospectus were issued to shareholders of XACCT in connection with the acquisition.

      We were organized under the laws of the Island of Guernsey in 1988. Since 1995, Amdocs Limited has been a holding company for the various subsidiaries that conduct our business on a worldwide basis. Our registered office is located in Suite 5, Tower Hill House Le Bordage, St. Peter Port, Island of Guernsey, GY1 3QT Channel Islands, and the telephone number at that location is 011-44-1481-728444. The executive offices of our principal subsidiary in the United States are located at 1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017, and the telephone number at that location is (314) 212-8328. We maintain a website at www.amdocs.com. We are not incorporating the information contained in our website as part of, or incorporating it by reference into, this prospectus.

                               RECENT DEVELOPMENTS

      On May 3, 2004, we announced a cash offer for our 2% Convertible Notes Due June 1, 2008, which we refer to as the 2% Notes. Pursuant to the indenture for the 2% Notes, each holder of the 2% Notes had the right to require us to repurchase on June 1, 2004 all or any part of such holder's 2% Notes at a price equal to 100% of the principal amount plus accrued and unpaid interest. Under the terms of the 2% Notes, we had the option to pay for the 2% Notes with cash, ordinary shares, or a combination of cash and ordinary shares, and we elected to pay for the 2% Notes solely with cash. As of April 30, 2004, there was $395.5 million aggregate principal amount of notes outstanding.

      On June 1, 2004, we announced that the offer had expired and that we had accepted for purchase $395,110,000 in aggregate principal amount of the 2% Notes, which constituted all of the 2% Notes validly tendered and not withdrawn, at a purchase price of $1,000 per $1,000 of principal amount of the 2% Notes. Payment for the 2% Notes was made with available cash. The untendered principal amount of 2% Notes remain as obligations of the Company, due June 1, 2008, in accordance with their terms.


      On July 28, 2004, we announced that our Board of Directors had extended our share repurchase program for the additional repurchase of up to $100 million of our ordinary shares in open market or privately negotiated transactions and at times and prices we deem appropriate. In accordance with this extension, as of September 21, 2004, we had repurchased approximately 4.9 million ordinary shares, at an average price of $20.40 per share.


      Unless the context otherwise requires, references in this prospectus to "Amdocs," "we," "us," and "our" refer to Amdocs Limited and its subsidiaries.

                                  THE OFFERING

Ordinary shares offered by selling securityholders......  560,777 ordinary shares

Use of proceeds.........................................  We will not receive any proceeds from the sale of shares in this offering

New York Stock Exchange symbol..........................  DOX

                                  RISK FACTORS

      Investing in our ordinary shares involves a high degree of risk. You should carefully consider the following discussion of the most significant factors that make this offering risky, in addition to the other information presented in this prospectus and the documents incorporated by reference in this prospectus, in evaluating our business and an investment in our ordinary shares. Any of the following risks, as well as other risks and uncertainties, could seriously harm our business and financial results and cause the value of our ordinary shares to decline, which in turn could cause you to lose all or part of your investment.

RISKS RELATED TO OUR BUSINESS

    WE ARE EXPOSED TO GENERAL GLOBAL ECONOMIC AND MARKET CONDITIONS, PARTICULARLY THOSE IMPACTING THE COMMUNICATIONS INDUSTRY.

      Developments in the communications industry, such as the impact of general global economic conditions, continued industry consolidation, the formation of alliances among network operators and service providers, and changes in the regulatory environment have had, and could continue to have, a material adverse effect on our existing or potential customers. These conditions have reduced the high growth rates that the communications industry had previously experienced, and have caused the market value, financial results and prospects, and capital spending levels of many communications companies to decline or degrade. In recent years, the communications industry has experienced significant financial pressures that have caused many in the industry to cut expenses and limit investment in capital intensive projects and have led to numerous restructurings and bankruptcies.

      The need for communications providers to control operating expenses and capital investment budgets has resulted in slowed customer buying decisions, as well as price pressures. Due to adverse conditions in the business environment for communications companies, our revenues declined in the second half of fiscal 2002 and continued to decline in the first quarter of fiscal 2003. As a result, we undertook restructuring programs in fiscal 2002 and fiscal 2003 to reduce costs. Adverse market conditions could continue to have a negative impact on our business by reducing the number of new contracts we are able to sign and the size of initial spending commitments, as well as decreasing the level of discretionary spending under contracts with existing customers. In addition, a further slowdown in the buying decisions of communications providers could extend our sales cycle period and limit our ability to forecast our flow of new contracts.

    IF WE FAIL TO ADAPT TO CHANGING MARKET CONDITIONS AND CANNOT COMPETE SUCCESSFULLY WITH EXISTING OR NEW COMPETITORS, OUR BUSINESS COULD BE HARMED.

      We may be unable to compete successfully with existing or new competitors. If we fail to adapt to changing market conditions and to compete successfully with established or new competitors, it could have a material adverse effect on our results of operations and financial condition. We face intense competition for the software products and services that we sell, including competition for Managed Services we provide to customers under long-term service agreements. These Managed Services include a combination of services, such as system modernization and consolidation, management and operation of data centers, purchase and management of related hardware assets, billing operations and application support.

      The market for communications information systems is highly competitive and fragmented, and we expect competition to increase. We compete with independent providers of information systems and services and with the in-house software departments of communications companies. Our competitors include firms that provide comprehensive information systems and Managed Services solutions, software vendors that sell products for particular aspects of a total information system, software vendors that specialize in systems for particular communications services such as Internet and wireless services, systems integrators, service bureaus and companies that offer software systems in combination with the sale of network equipment.

      We believe that our ability to compete depends on a number of factors, including:

      - the development by others of software that is competitive with our products and services,

      -     the price at which others offer competitive software and services,

      -     the responsiveness of our competitors to customer needs, and

      - the ability of our competitors to hire, retain and motivate key personnel.

      We compete with a number of companies that have long operating histories, large customer bases, substantial financial, technical, sales, marketing and other resources, and strong name recognition. Current and potential competitors have established, and may establish in the future, cooperative relationships among themselves or with third parties to increase their ability to address the needs of our prospective customers. In addition, our competitors have acquired, and may continue to acquire in the future, companies that may enhance their market offerings. Accordingly, new competitors or alliances among competitors may emerge and rapidly acquire significant market share. As a result, our competitors may be able to adapt more quickly than us to new or emerging technologies and changes in customer requirements, and may be able to devote greater resources to the promotion and sale of their products. We cannot assure you that we will be able to compete successfully with existing or new competitors. Failure by us to adapt to changing market conditions and to compete successfully with established or new competitors may have a material adverse effect on our results of operations and financial condition.

    IF WE DO NOT CONTINUALLY ENHANCE OUR PRODUCTS AND SERVICE OFFERINGS, WE MAY HAVE DIFFICULTY RETAINING EXISTING CUSTOMERS AND ATTRACTING NEW CUSTOMERS.

         We believe that our future success will depend, to a significant extent, upon our ability to enhance our existing products and to introduce new products and features to meet the requirements of our customers in a rapidly developing and evolving market. We are currently devoting significant resources to refining and expanding our base software modules and to developing Integrated Customer Management products that operate in state-of-the-art computing environments. Our present or future products may not satisfy the evolving needs of the communications industry. If we are unable to anticipate or respond adequately to such needs, due to resource, technological or other constraints, our business and results of operations could be harmed.

    WE MAY SEEK TO ACQUIRE COMPANIES OR TECHNOLOGIES, WHICH COULD DISRUPT OUR ONGOING BUSINESS, DISTRACT OUR MANAGEMENT AND EMPLOYEES AND ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

      We may acquire companies where we believe we can acquire new products or services or otherwise enhance our market position or strategic strengths. We cannot assure you that suitable acquisition candidates can be found, that acquisitions can be consummated on favorable terms or that we will be able to complete otherwise favorable acquisitions because of antitrust or other regulatory concerns. If we do complete acquisitions, we cannot assure you that they will ultimately enhance our products or strengthen our competitive position. In addition, any acquisitions that we make could lead to difficulties in integrating personnel and operations from the acquired businesses and in retaining and motivating key personnel from these businesses. Acquisitions may disrupt our ongoing operations, divert management from day-to-day responsibilities, increase our expenses and harm our results of operations or financial condition.

    OUR BUSINESS IS DEPENDENT ON A LIMITED NUMBER OF SIGNIFICANT CUSTOMERS AND THE LOSS OF ANY ONE OF OUR SIGNIFICANT CUSTOMERS COULD HARM OUR RESULTS OF OPERATIONS.


      Our business is dependent on a limited number of significant customers. Our three largest groups of customers are comprised of Bell Canada, Nextel Communications ("Nextel") and SBC Communications Inc. ("SBC") and certain of their subsidiaries, each of which accounted for more than 10% of our revenue in fiscal 2003. Aggregate revenue derived from the multiple business arrangements we have with our five largest customer groups accounted for approximately 55% of our revenue in fiscal 2003. SBC has historically been one of our largest shareholders, and, as of August 31, 2004, it beneficially owned approximately 7.3% of our outstanding ordinary shares. The loss of any significant customer or a significant decrease in business from any such customer could harm our results of operations and financial condition.

      Although we have received a substantial portion of our revenue from recurring business with established customers, most of our major customers do not have any obligation to purchase additional products or services from us and generally have already acquired fully paid licenses to their installed systems. Therefore, our customers may not continue to purchase new systems, system enhancements or services in amounts similar to previous years or may delay implementation of committed projects, each of which could reduce our revenues and profits.

    OUR FUTURE SUCCESS WILL DEPEND ON OUR ABILITY TO DEVELOP LONG-TERM RELATIONSHIPS WITH OUR CUSTOMERS AND TO MEET THEIR EXPECTATIONS IN PROVIDING PRODUCTS AND PERFORMING SERVICES.

      We believe that our future success will depend to a significant extent on our ability to develop long-term relationships with successful network operators and service providers with the financial and other resources required to invest in significant ongoing Integrated Customer Management systems. If we are unable to develop new customer relationships, our business will be harmed. In addition, our business and results of operations depend in part on our ability to provide high quality services to customers that have already implemented our products. If we are unable to meet customers' expectations in providing products or performing services, our business and results of operations could be harmed.

    WE MAY BE EXPOSED TO THE CREDIT RISK OF CUSTOMERS THAT HAVE BEEN ADVERSELY AFFECTED BY WEAKENED MARKETS.

      We typically sell our software and related services as part of long-term projects. During the life of a project, a customer's budgeting constraints can impact the scope of a project and the customer's ability to make required payments. In addition, the creditworthiness of our customers may deteriorate over time, and we can be adversely affected by bankruptcies or other business failures.

    THE SKILLED AND HIGHLY QUALIFIED EMPLOYEES THAT WE NEED TO DEVELOP, IMPLEMENT AND MODIFY OUR SOLUTIONS MAY BE DIFFICULT TO HIRE AND RETAIN, AND IF WE ARE UNABLE TO HIRE AND RETAIN SUCH PERSONNEL, WE COULD FACE INCREASED COSTS TO RETAIN OUR SKILLED EMPLOYEES.

      Our business operations depend in large part on our ability to attract, train, motivate and retain highly skilled information technology professionals, software programmers and communications engineers. In addition, our competitive success will depend on our ability to attract and retain other outstanding, highly qualified employees. Although we made reductions in our workforce in fiscal 2002 and in the first quarter of fiscal 2003, we continually need to hire sales, support, technical and other personnel. Because our software products are highly complex and are generally used by our customers to perform critical business functions, we depend heavily on skilled technology professionals. Skilled technology professionals are often in high demand and short supply. If we are unable to hire or retain qualified technology professionals to develop, implement and modify our solutions, we may be unable to meet the needs of our customers. In addition, if we were to obtain several new customers or implement several new large-scale projects in a short period of time, we may need to attract and train additional employees at a rapid rate. We may face difficulties identifying and hiring qualified personnel. Our inability to hire and retain the appropriate personnel could increase our costs of retaining skilled employees and make it difficult for us to manage our operations, to meet our commitments and to compete for new customer contracts.

      Our success will also depend, to a certain extent, upon the continued active participation of a relatively small group of senior management personnel. The loss of the services of all or some of these executives could harm our operations and impair our efforts to expand our business.

    OUR QUARTERLY OPERATING RESULTS MAY FLUCTUATE, AND A DECLINE IN REVENUE IN ANY QUARTER COULD RESULT IN LOWER PROFITABILITY FOR THAT QUARTER AND FLUCTUATIONS IN THE MARKET PRICE OF OUR ORDINARY SHARES.

      We have experienced fluctuations in our quarterly operating results and anticipate that such movement may continue and could intensify. Fluctuations may result from many factors, including:

      - the size and timing of significant customer projects and license fees,

      -     delays in or cancellations of significant projects by customers,

      -     changes in operating expenses,

      -     increased competition,

      -     changes in our strategy,

      -     personnel changes,

      -     foreign currency exchange rate fluctuations, and

      -     general economic and political conditions.

      Generally, our license fee revenue and our service fee revenue relating to customization and modification are recognized as work is performed, using percentage of completion accounting. Given our reliance on a limited number of significant customers, our quarterly results may be significantly affected by the size and timing of customer projects and our progress in completing such projects.

      We believe that the placement of customer orders may be concentrated in specific quarterly periods due to the time requirements and budgetary constraints of our customers. Although we recognize revenue as projects progress, progress may vary significantly from project to project, and we believe that variations in quarterly revenue are sometimes attributable to the timing of initial order placements. Due to the relatively fixed nature of certain of our costs, a decline of revenue in any quarter could result in lower profitability for that quarter. In addition, fluctuations in our quarterly operating results could cause significant fluctuations in the market price of our ordinary shares.

    OUR REVENUE, EARNINGS AND PROFITABILITY ARE IMPACTED BY THE LENGTH OF OUR SALES CYCLE AND A LONGER SALES CYCLE COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

      Our business is directly affected by the length of our sales cycle. Information systems for communications companies are relatively complex and their purchase generally involves a significant commitment of capital, with attendant delays frequently associated with large capital expenditures and procurement procedures within an organization. The purchase of these types of products typically also requires coordination and agreement across many departments within a potential customer's organization. Delays associated with such timing factors could have a material adverse effect on our results of operations and financial condition. In periods of economic slowdown in the communications industry, our typical sales cycle lengthens, which means that the average time between our initial contact with a prospective customer and the signing of a sales contract increases. Beginning in the second half of fiscal 2002, buying decisions of communications providers were often delayed due to adverse conditions in the business environment, and our sales cycle period lengthened as a result. The lengthening of our sales cycle could reduce growth in our revenue in the future. In addition, the lengthening of our sales cycle contributes to an increased cost of sales, thereby reducing our profitability.

    IF THE MARKET FOR OUR PRODUCTS DETERIORATES, WE MAY INCUR ADDITIONAL RESTRUCTURING CHARGES.

      In an effort to implement long-term cost reduction measures, we reduced our workforce in the fourth quarter of fiscal 2002 and in the first quarter of fiscal 2003 and reallocated certain personnel among different areas of our operations. A reduction in personnel can result in significant severance, administrative and legal expenses and may also adversely affect or delay various sales, marketing and product development programs and activities. Depending on market conditions in the communications industry and our business and financial needs, we may be forced to implement additional restructuring plans to further reduce our costs, which could result in additional restructuring charges. Additional restructuring charges could have a material adverse effect on our financial results.

    IF WE FAIL TO SUCCESSFULLY PLAN AND MANAGE CHANGES IN THE SIZE OF OUR OPERATIONS OUR BUSINESS WILL SUFFER.

      Over the last several years, we have both grown and contracted our operations in order to profitably offer our products and services in a rapidly changing market. If we are unable to manage these changes and plan and manage any future changes in the size and scope of our operations, our business will suffer.

      Our restructurings and cost reduction measures reduced the size of our operations. On February 29, 2004, we employed approximately 9,000 individuals in software and information technology positions, compared to approximately 7,800 on January 31, 2003 and 9,100 on November 30, 2001. Our software and information technology workforce increased in the fourth quarter of fiscal 2003 and first quarter of fiscal 2004, primarily as a result of the Certen acquisition in July 2003 and a Managed Services agreement signed in January 2003. During periods of contraction, we disposed of office space and related obligations in an effort to keep pace with the changing size of our operations. Our recent cost reduction measures included consolidating and/or relocating certain of our operations to different geographic locations. These activities could lead to difficulties and significant expenses related to subleasing or assigning any surplus space. We have accrued the estimated expenses that will result from our restructuring efforts. However, if it is determined that the amount accrued is insufficient, an additional charge could have an unfavorable impact on our consolidated financial statements in the period this was determined.

    OUR INTERNATIONAL PRESENCE EXPOSES US TO RISKS ASSOCIATED WITH VARIED AND CHANGING POLITICAL, CULTURAL AND ECONOMIC CONDITIONS WORLDWIDE.

      We are affected by risks associated with conducting business internationally. We maintain development facilities in Israel, the United States, Cyprus, Ireland and Canada, operate a support center in Brazil and have operations in North America, Europe, Latin America and the Asia-Pacific region. Although a majority of our revenue is derived from customers in North America and Europe, we obtain significant revenue from customers in the Asia-Pacific region and Latin America. Our strategy is to continue to broaden our North American and European customer base and to expand into new international markets. Conducting business internationally exposes us to certain risks inherent in doing business in international markets, including:

      -     lack of acceptance of non-localized products,

      -     legal and cultural differences in the conduct of business,

      -     difficulties in staffing and managing foreign operations,

      -     longer payment cycles,

      - difficulties in collecting accounts receivable and withholding taxes that limit the repatriation of earnings,

      -     trade barriers,

      - immigration regulations that limit our ability to deploy our employees,

      -     political instability, and

      - variations in effective income tax rates among countries where we conduct business.

      One or more of these factors could have a material adverse effect on our international operations, which could harm our results of operations and financial condition.

    POLITICAL AND ECONOMIC CONDITIONS IN THE MIDDLE EAST MAY ADVERSELY AFFECT OUR BUSINESS AND OUR DEVELOPMENT FACILITY IN CYPRUS MAY BE ADVERSELY AFFECTED BY POLITICAL CONDITIONS IN THAT COUNTRY.

      Of the five development centers we maintain worldwide, our largest development center is located in five different sites throughout Israel. Approximately half of our employees are located in Israel. As a result, we are directly influenced by the political, economic and military conditions affecting Israel and its neighboring region. Any major hostilities involving Israel could have a material adverse effect on our business. We have developed contingency plans to provide ongoing services to our customers in the event political or military conditions disrupt our normal operations. These plans include the transfer of some development operations within Israel to various of our other sites both within and outside of Israel. If we have to implement these plans, our operations would be disrupted and we would incur significant additional expenditures, which would adversely affect our business and results of operations.

      While Israel has entered into peace agreements with both Egypt and Jordan, Israel has not entered into peace arrangements with any other neighboring countries. Over the past three years there has been a significant deterioration in Israel's relationship with the Palestinian Authority and a related increase in violence. Efforts to resolve the problem have failed to result in an agreeable solution. Continued violence between the Palestinian community and Israel may have a material adverse effect on our business. Further deterioration of relations with the Palestinian Authority might require more military reserve service by some of our employees, which may have a material adverse effect on our business.

      In addition, our development facility in Cyprus may be adversely affected by political conditions in that country. As a result of intercommunal strife between the Greek and Turkish communities, Turkish troops invaded Cyprus in 1974 and continue to occupy approximately 40% of the island. Although Cyprus recently joined the European Union, intensive discussions facilitated by the United Nations, the European Union and the United States have not resulted in an agreed-upon plan of reunification for Cyprus. Any major hostilities between Cyprus and Turkey or the failure of the parties to finalize a peaceful resolution may have a material adverse effect on our development facility in Cyprus.

   OUR INTERNATIONAL OPERATIONS EXPOSE US TO RISKS ASSOCIATED WITH FLUCTUATIONS IN FOREIGN CURRENCY EXCHANGE RATES THAT COULD ADVERSELY AFFECT OUR BUSINESS.

      Although approximately half of our employees are located in Israel and we have operations throughout the world, the majority of our revenues and costs are denominated in, or linked to, the U.S. dollar. Accordingly, we consider the U.S. dollar to be our functional currency. However, a significant portion of our operating costs is incurred outside the United States in other currencies. Therefore, fluctuations in exchange rates between the currencies in which such costs are incurred and the dollar may have a material adverse effect on our results of operations and financial condition. The cost of our operations outside of the United States, as expressed in dollars, could be adversely affected by the extent to which any increase in the rate of inflation in a particular country is not offset (or is offset with a time delay) by a devaluation of the local currency in relation to the dollar. As a result of this differential, from time to time we may experience increases in the costs of our operations outside the United States, as expressed in dollars, which could have a material adverse effect on our results of operations and financial condition.

      In addition, a portion of our revenue (approximately 20% in fiscal 2003) is not incurred in dollars or linked to the dollar, and, therefore, fluctuations in exchange rates between the currencies in which such revenue is incurred and the dollar may have a material effect on our results of operations and financial condition. If more of our customers seek contracts that are denominated in currencies such as the euro and not the dollar, our exposure to fluctuations in currency exchange rates could increase.

      Generally, the effects of fluctuations in foreign currency exchange rates are mitigated by the fact that the majority of our revenue and operating costs is in dollars or linked to the dollar and we generally hedge our currency exposure on both a short-term and long-term basis with respect to expected revenue and operating costs. However, we cannot assure you that we will be able to effectively limit all of our exposure to currency exchange rate fluctuations.

      The imposition of exchange or price controls or other restrictions on the conversion of foreign currencies could also have a material adverse effect on our business, results of operations and financial condition.

   IF WE ARE UNABLE TO PROTECT OUR PROPRIETARY TECHNOLOGY FROM MISAPPROPRIATION, OUR BUSINESS MAY BE HARMED.

      Any misappropriation of our technology or the development of competitive technology could seriously harm our business. We regard a substantial portion of our software products and systems as proprietary and rely on a combination of statutory and common law copyright, trademark, trade secret laws, customer licensing agreements, employee and third party non-disclosure agreements and other methods to protect our proprietary rights. We do not include in our software any mechanisms to prevent or inhibit unauthorized use, but we generally enter into confidentiality agreements with our employees, consultants, subcontractors, customers and potential customers and limit access to, and distribution of, our proprietary information.

      The steps we have taken to protect our proprietary rights may be inadequate. If so, we might not be able to prevent others from using what we regard as our technology to compete with us. Existing trade secret, copyright and trademark laws offer only limited protection. In addition, the laws of some foreign countries do not protect our proprietary technology or allow enforcement of confidentiality covenants to the same extent as the laws of the United States. There is also the risk that other companies could independently develop similar or superior technology without violating our proprietary rights.

      If we have to resort to legal proceedings to enforce our intellectual property rights, the proceedings could be burdensome, protracted and expensive and could involve a high degree of risk.

    CLAIMS BY OTHERS THAT WE INFRINGE THEIR PROPRIETARY TECHNOLOGY COULD HARM OUR BUSINESS.

      Although we have not received any complaints from third parties alleging infringement claims, third parties could claim that our current or future products or technology infringe their proprietary rights. We expect that software developers will increasingly be subject to infringement claims as the number of products and competitors providing software and services to the communications industry increases and overlaps occur. Any claim of infringement by a third party could cause us to incur substantial costs defending against the claim, and could distract our management from our business. Furthermore, a party making such a claim, if successful, could secure a judgment that requires us to pay substantial damages. A judgment could also include an injunction or other court order that could prevent us from selling our products or offering our services, or prevent a customer from continuing to use our products. Any of these events could seriously harm our business.

      If anyone asserts a claim against us relating to proprietary technology or information, while we might seek to license their intellectual property, we might not be able to obtain a license on commercially reasonable terms or on any terms. In addition, any efforts to develop non-infringing technology could be unsuccessful. Our failure to obtain the necessary licenses or other rights or to develop non-infringing technology could prevent us from selling our products and could therefore seriously harm our business.

    PRODUCT DEFECTS OR SOFTWARE ERRORS COULD ADVERSELY AFFECT OUR BUSINESS.

      Design defects or software errors may cause delays in product introductions or damage customer satisfaction and may have a material adverse effect on our business, results of operations and financial condition. Our software products are highly complex and may, from time to time, contain design defects or software errors that may be difficult to detect and correct.

      Because our products are generally used by our customers to perform critical business functions, design defects, software errors, misuse of our products, incorrect data from external sources or other potential problems within or out of our control may arise from the use of our products, and may result in financial or other damages to our customers, for which we may be held responsible. Although we have license agreements with our customers that contain provisions designed to limit our exposure to potential claims and liabilities arising from customer problems, these provisions may not effectively protect us against such claims in all cases and in all jurisdictions. In addition, as a result of business and other considerations, we may undertake to compensate our customers for damages caused to them arising from the use of our products, even if our liability is limited by a license or other agreement. Claims and liabilities arising from customer problems could also damage our reputation, adversely affecting our business, results of operations and financial condition and the ability to obtain "Errors and Omissions" insurance.

    SYSTEM DISRUPTIONS AND FAILURES MAY RESULT IN CUSTOMER DISSATISFACTION, CUSTOMER LOSS OR BOTH, WHICH COULD MATERIALLY AND ADVERSELY AFFECT OUR REPUTATION AND BUSINESS.

      Our Integrated Customer Management systems are an integral part of our customers' business operations. The continued and uninterrupted performance of these systems is critical to our success. Customers may become dissatisfied by any system failure that interrupts our ability to provide services to them. Sustained or repeated system failures would reduce the attractiveness of our services significantly, and could result in decreased demand for our products and services.

      Our Managed Services include a combination of services, such as system modernization and consolidation, management and operation of data centers, purchase and management of related hardware assets, billing operations and application support. Our ability to perform Managed Services depends on our ability to protect our computer systems against damage from fire, power loss, water damage, telecommunications failures, earthquake, terrorism attack, vandalism and similar unexpected adverse events. Despite our efforts to implement network security measures, our systems are also vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering. We do not carry enough business interruption insurance to compensate for any significant losses that may occur as a result of any of these events.

      We have experienced systems outages and service interruptions in the past. We expect to experience additional outages in the future. To date, these outages have not had a material adverse effect on us. However, in the future, a prolonged system-wide outage or frequent outages could cause harm to our reputation and could cause our customers to make claims against us for damages allegedly resulting from an outage or interruption. Any damage or failure that interrupts or delays our operations could result in material harm to our business and expose us to material liabilities.

    THE TERMINATION OR REDUCTION OF CERTAIN GOVERNMENT PROGRAMS AND TAX BENEFITS COULD ADVERSELY AFFECT OUR OVERALL EFFECTIVE TAX RATE.

      There can be no assurance that our effective tax rate of 25% for the year ended September 30, 2003 will not change over time as a result of changes in corporate income tax rates or other changes in the tax laws of the various countries in which we operate. We have benefited or currently benefit from a variety of government programs and tax benefits that generally carry conditions that we must meet in order to be eligible to obtain any benefit.

      For example, the government of Cyprus has issued a permit to our Cypriot subsidiary pursuant to which its activities are deemed to be offshore activities for Cypriot tax purposes, resulting in an effective tax rate in Cyprus of 4.25%. Our Irish subsidiary entered into an agreement with the Irish Industrial Development Agency by which it qualified for certain job creation grants and, consequently, certain of its activities were deemed to be manufacturing activities for Irish tax purposes, resulting in a corporation tax rate of 10% until December 31, 2002 with respect to such manufacturing activities. Beginning January 1, 2003, our Irish subsidiary became subject to a single corporation tax rate of 12.5%. Israeli companies are generally subject to a company tax of 36% of taxable income, however, certain production and development facilities of our Israeli subsidiary have been granted a status that allows for taxation at a rate of 25% or lower. The status by which these facilities enjoy reduced taxation is subject to certain time limitations.

      If we fail to meet the conditions upon which certain favorable tax treatment are based, we could be required to refund tax benefits already received. Additionally, some of these programs and the related tax benefits are available to us for a limited number of years, and these benefits expire from time to time.

      Any of the following could have a material effect on our overall effective tax rate:

      -     some programs may be discontinued,

      - we may be unable to meet the requirements for continuing to qualify for some programs,

      - these programs and tax benefits may be unavailable at their current levels,

      - upon expiration of a particular benefit, we may not be eligible to participate in a new program or qualify for a new tax benefit that would offset the loss of the expiring tax benefit, or

      - we may be required to refund previously recognized tax benefits if we are found to be in violation of the stipulated conditions.

    WE ARE CURRENTLY A PARTY TO SECURITIES LITIGATION CLASS ACTION LAWSUITS AND A SECURITIES EXCHANGE COMMISSION INVESTIGATION, WHICH COULD NEGATIVELY AFFECT OUR BUSINESS AND RESULTS OF OPERATIONS.

      Beginning in June 2002, a number of complaints were filed by holders of our ordinary shares against us and certain of our officers and directors in the United States District Court for the Eastern District of Missouri and the Southern District of New York. The cases were transferred to and consolidated in the Eastern District of Missouri. The consolidated amended complaint filed in the action alleged that we and the individual defendants had made false or misleading statements about our business and future prospects during a putative class period between July 18, 2000 and June 20, 2002. On December 1, 2003, the court issued an order granting our motion to dismiss the securities class action lawsuits and directing that judgment be entered in favor of the defendants. On December 29, 2003, the lead plaintiffs appealed to the United States Court of Appeals for the Eighth Circuit from the final judgment entered on December 1, 2003. The litigation has been, and may continue to be, time-consuming and costly and could divert the attention of our management personnel. These lawsuits or any future lawsuits filed against us could harm our business.

      In addition, we have been informed that the Midwest Regional Office of the United States Securities and Exchange Commission (the "SEC") is conducting a private investigation into the events leading up to our announcement in June 2002 of revised projected revenue for the third and fourth quarters of fiscal 2002. The investigation appears to be focused on, but is not explicitly limited to, our forecasting beginning with our April 23, 2002 press release. Although we believe that we will be able to satisfy any concerns the SEC staff may have in this regard, we are unable to predict the duration, scope or outcome of the investigation. We are cooperating fully with the SEC staff. At a minimum, this investigation may divert the attention of our management and other resources that would otherwise be engaged in operating our business.

    IT MAY BE DIFFICULT FOR OUR SHAREHOLDERS TO ENFORCE ANY JUDGMENT OBTAINED IN THE UNITED STATES AGAINST US, THE SELLING SECURITYHOLDERS OR OUR AFFILIATES.

      We are incorporated under the laws of the Island of Guernsey and several of our directors and executive officers are not residents of the United States. A significant portion of our assets and the assets of those persons are located outside the United States. Additionally, we believe that many of the selling securityholders who are participating in this offering reside outside the United States. As a result, it may not be possible for investors to effect service of process upon us within the United States or upon such persons outside their jurisdiction of residence. Also, we have been advised that there is doubt as to the enforceability in Guernsey of judgments of the U.S. courts of civil liabilities predicated solely upon the laws of the United States, including the federal securities laws. See the "Enforceability of Civil Liabilities" section of this prospectus.

RISKS RELATED TO OUR CAPITAL STRUCTURE

    THE MARKET PRICE OF OUR ORDINARY SHARES HAS AND MAY CONTINUE TO FLUCTUATE WIDELY.


      The market price of our ordinary shares has fluctuated widely and may continue to do so. During fiscal year 2003, our ordinary shares traded as high as $27.25 per share and as low as $5.85 per share. Our ordinary shares traded as high as $39.25 per share and as low as $6.10 per share in fiscal 2002 and as high as $80.50 per share and as low as $25.85 per share in fiscal 2001. As of September 20, 2004, the closing price of our ordinary shares was $22.97 per share. Many factors could cause the market price of our ordinary shares to rise and fall, including:


      -     market conditions in the industry and the economy as a whole,

      -     variations in our quarterly operating results,

      -     announcements of technological innovations by us or our competitors,

      - introductions of new products or new pricing policies by us or our competitors,

      -     trends in the communications or software industries,

      -     acquisitions or strategic alliances by us or others in our industry,

      - changes in estimates of our performance or recommendations by financial analysts, and

      -     political developments in the Middle East.

      In addition, the stock market often experiences significant price and volume fluctuations. These fluctuations particularly affect the market prices of the securities of many high technology companies. These broad market fluctuations could adversely affect the market price of our ordinary shares.

               SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION


      In addition to historical information, this prospectus contains forward-looking statements (within the meaning of the United States federal securities laws) that involve substantial risks and uncertainties. You can identify these forward-looking statements by words such as "expect," "anticipate," "believe," "seek," "estimate," "project," "forecast," "continue," "potential," "should," "would," "could" and "may," and other words that convey uncertainty of future events or outcome. Statements that we make that are not statements of historical fact may also be forward looking statements. Statements regarding our future business and/or results, including, without limitation, the statements under the captions "Summary," "Risk Factors," and "Operating and Financial Review and Prospects for the Three and Nine Month Periods Ended June 30, 2004" include certain projections and business trends that are forward-looking. Forward-looking statements are not guarantees of future performance, and involve risks, uncertainties and assumptions that may cause our actual results to differ materially from the expectations that we describe in our forward-looking statements. There may be events in the future that we are not accurately able to predict, or over which we have no control. You should not place undue reliance on forward-looking statements. We do not promise to notify you if we learn that our assumptions or projections are wrong for any reason. We disclaim any obligation to update our forward-looking statements, except where applicable law may otherwise require us to do so.


      Important factors that may affect these projections or expectations include, but are not limited to: changes in the overall economy; changes in competition in markets in which we operate; changes in the demand for our products and services; consolidation within the industries in which our customers operate; the loss of a significant customer; changes in the telecommunications regulatory environment; changes in technology that impact both the markets we serve and the types of products and services we offer; financial difficulties of our customers; losses of key personnel; difficulties in completing or integrating acquisitions; litigation and regulatory proceedings; and acts of war or terrorism. For a discussion of these important factors, please read the information set forth above under the caption "Risk Factors."

                        OFFERING STATISTICS AND TIMETABLE

      The 560,777 ordinary shares being offered hereby are being sold by the selling securityholders listed under the caption "Selling Securityholders" beginning on page 20. The offer will be open until the earliest to occur of (1) the date on which all of the ordinary shares being offered hereby have been sold pursuant to the Registration Statement of which this prospectus constitutes a part or pursuant to Rule 144 under the Securities Act of 1933, as amended, which we refer to as to the Securities Act, (2) the date on which all of the shares being offered hereby can be sold without registration without regard to the volume restrictions of Rule 144 under the Securities Act and (3) February 19, 2006.

                    REASONS FOR THE OFFER AND USE OF PROCEEDS

      This prospectus relates to the resale from time to time of up to 560,777 ordinary shares previously issued by us to former shareholders of XACCT in connection with our acquisition of that company. We acquired XACCT's outstanding shares for approximately $28.4 million, of which approximately $13.3 million was paid in cash, with the balance paid in 560,777 of our ordinary shares. The shares were issued in a private placement we believe satisfied the conditions exemptions from registration provided by Section 4(2) and Regulation S under the Securities Act. We will not receive any proceeds from the sale of ordinary shares by the selling securityholders.

                                 DIVIDEND POLICY

      We have not paid cash dividends since 1998, and we do not anticipate paying cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain our earnings to finance the development of our business. Any future dividend policy will be determined by our Board of Directors based upon conditions then existing, including our earnings, financial condition and capital requirements, as well as such economic and other conditions as the Board of Directors may deem relevant. In addition, future agreements under which we or any of our subsidiaries may incur indebtedness may contain limitations on our ability to pay cash dividends.

                                MATERIAL CHANGES

      On March 5, 2004, we sold $450.0 million aggregate principal amount of 0.50% Convertible Senior Notes due 2024, referred to herein as the 0.50% Notes, through a private placement to qualified institutional buyers pursuant to Rule 144A under the Securities Act. We used approximately $170.1 million of the net proceeds from the sale of the 0.50% Notes to repurchase approximately 6.1 million of ordinary shares sold short by purchasers of the 0.50% Notes in negotiated transactions concurrently with the offering. We intend to use the balance of the net proceeds for general corporate purposes, including working capital and capital expenditures, as well as for future possible strategic opportunities, including acquisitions. We also used net proceeds and other cash resources to repurchase approximately $395.1 million in aggregate principal amount of our 2% Notes through a cash tender offer that we announced on May 3, 2004 and which expired on June 1, 2004. The untendered principal amount of 2% Notes remain as obligations of the Company, due June 1, 2008, in accordance with their terms.

      In connection with the sale of the 0.50% Notes, we entered into an Indenture, dated as of March 5, 2004, by and between us and The Bank of New York, as Trustee, and a Registration Rights Agreement, dated as of March 5, 2004, with the initial purchasers of the 0.50% Notes, pursuant to which we agreed to file a registration statement on Form F-3 with respect to the 0.50% Notes and the ordinary shares issuable upon conversion of the 0.50% Notes. We filed three reports on Form 6-K with respect to the 0.50%

Notes, on each of March 1, March 2 and March 5, 2004. See "Incorporation of Documents by Reference" and "Where You Can Find More Information."

      On November 5, 2003, we announced that our Board of Directors had authorized a share repurchase program of up to five million ordinary shares over the next twelve months. The authorization permitted us to purchase ordinary shares in open market or privately negotiated transactions and at prices we deemed appropriate. We stated that one of the main purposes of the repurchase program was to offset the dilutive effect of any future share issuances, including issuances in connection with acquisitions or pursuant to employee equity plans. In accordance with this program, as of December 22, 2003, we had repurchased approximately 5.0 million ordinary shares, at an average price of $24.82 per share.


      On July 28, 2004, we announced that our Board of Directors had extended the share repurchase program for the additional repurchase of up to $100 million of our ordinary shares in open market or privately negotiated transactions and at times and prices we deem appropriate. In accordance with this extension, as of September 21, 2004, we had repurchased approximately 4.9 million ordinary shares, at an average price of $20.40 per share.


      Pursuant to a previous share repurchase program, in fiscal 2002 we purchased 7.7 million of our ordinary share at a weighted average price of $14.13 per share.

                              THE OFFER AND LISTING

MARKET INFORMATION

      Our ordinary shares have been quoted on the NYSE since June 19, 1998, under the symbol "DOX." The following table sets forth the high and low reported sale prices for our ordinary shares for the periods indicated:


                                                                HIGH        LOW
                                                                ----        ---
FISCAL YEAR ENDED SEPTEMBER 30,
1999 .....................................................   $   30.25    $ 8.75
2000 .....................................................   $   96.00    $19.81
2001 .....................................................   $   80.50    $25.85
2002 .....................................................   $   39.25    $ 6.10
2003 .....................................................   $   27.25    $ 5.85

QUARTER
Fiscal 2002:
   First Quarter .........................................   $   35.90    $24.00
   Second Quarter ........................................   $   39.25    $23.60
   Third Quarter .........................................   $   26.27    $ 6.62
   Fourth Quarter ........................................   $    9.65    $ 6.10

Fiscal 2003:
   First Quarter .........................................   $   11.98    $ 5.85
   Second Quarter ........................................   $   13.95    $ 9.86
   Third Quarter .........................................   $   25.01    $13.25
   Fourth Quarter ........................................   $   27.25    $18.55

Fiscal 2004:
   First Quarter .........................................   $   27.10    $18.90
   Second Quarter ........................................   $   29.74    $22.17
   Third Quarter .........................................   $   30.69    $22.65
   Fourth Quarter (through September 20, 2004) ...........   $   24.00    $18.08

                             Most Recent Six Months

March, 2004 ..............................................   $   29.20    $25.77
April, 2004 ..............................................   $   30.69    $26.50
May, 2004 ................................................   $   28.67    $23.62
June, 2004 ...............................................   $   25.95    $22.65
July, 2004 ...............................................   $   24.00    $19.75
August, 2004 .............................................   $   22.40    $18.08



      As of August 31, 2004, we had 207,183,394 ordinary shares outstanding and there were 242 holders of record of our ordinary shares. This figure does not reflect persons or entities who hold their ordinary shares in nominee or "street" name through various brokerage firms.



      On September 20, 2004, the last reported sale price of our ordinary shares on the NYSE was $22.97.

EXPENSES OF THE ISSUE

      The selling securityholders will pay any underwriting discounts and commissions and expenses incurred by them for brokerage, accounting, tax or legal services (other than the reasonable fees, costs and expenses of one counsel for the selling securityholders up to an aggregate of $10,000) or any other expenses incurred by the selling securityholders in disposing of the shares. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees, NYSE listing fees and fees and expenses of our counsel and our accountants. The following table sets forth the various expenses expected to be incurred by us in connection with the sale and distribution of the securities being registered hereby. All amounts shown are estimates except the Securities and Exchange Commission registration fee.

Filing Fee - Securities and Exchange Commission ...............   $  1,885
Legal fees and expenses........................................   $ 25,000
Registrar and Transfer agent fees and expenses.................   $  3,500
Accounting fees and expenses...................................   $ 20,000
Printing, EDGAR formatting and mailing expenses................   $  8,000
Miscellaneous expenses.........................................   $  5,000
                                                                  --------
          Total Expenses.......................................   $ 63,385
                                                                  ========

                                 CAPITALIZATION

     The following table sets forth our unaudited consolidated capitalization as of June 30, 2004.

     You should read this table in conjunction with "Operating and Financial Review and Prospects," our consolidated financial statements and related footnotes and the other financial information included in our reports filed with the SEC and incorporated by reference in this prospectus.



                                                                                                AS OF JUNE 30, 2004
                                                                                                -------------------
                                                                                                    (UNAUDITED)
                                                                                                  (IN THOUSANDS)
                                                                                                -------------------
Short-term portion of capital lease obligations -- secured and unguaranteed....................     $    9,991
Short-term portion of capital lease obligations -- secured and guaranteed......................          9,872
Capital lease obligations, less current portion -- secured and unguaranteed....................          9,168
Short-term financing arrangements -- unsecured and unguaranteed................................          2,076
2% Convertible notes due 2008..................................................................            344
0.50% Convertible Senior Notes due 2024 -- unsecured and unguaranteed..........................        450,000
                                                                                                 -------------------
      Total indebtedness.......................................................................        481,451
Shareholders' equity:
   Preferred Shares -- Authorized 25,000 shares; L0.01 par value; 0 shares issued
      and outstanding..........................................................................             --
   Ordinary Shares -- Authorized 550,000 shares; L0.01 par value; 224,854 issued
      and 206,135 outstanding(1)...............................................................          3,599
   Additional paid-in capital..................................................................      1,836,743
   Treasury Stock, at cost -- 18,719 ordinary shares...........................................       (402,360)
   Accumulated and other comprehensive loss....................................................           (358)
   Unearned compensation.......................................................................           (571)
   Retained earnings...........................................................................         45,908
                                                                                                 -------------------
      Total shareholders' equity...............................................................      1,482,961
                                                                                                 -------------------
      Total capitalization.....................................................................     $1,964,412
                                                                                                 ===================



------------
(1) Reflects ordinary shares issued and outstanding as of June 30, 2004. Does not include 25,969 ordinary shares reserved for issuance upon the exercise of stock options that have been granted under our stock option plan and by companies we have acquired. As of August 31, 2004, there were 207,183,394 ordinary shares outstanding.

                             SELLING SECURITYHOLDERS


      We issued the ordinary shares covered by this prospectus in a private placement in connection with our acquisition of XACCT in February 2004. The following table sets forth, to our knowledge and as of September 21, 2004, certain information about the selling securityholders based on information provided by or on behalf of the selling securityholders in a questionnaire and supplementally. The percentages set forth below are based on 207,183,394 of our ordinary shares outstanding as of August 31, 2004.


      Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting or investment power with respect to shares. Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their ordinary shares, except to the extent authority is shared by spouses under applicable law. The inclusion of any shares in this table does not constitute an admission of beneficial ownership for the person named below.

                                                                                                       ORDINARY SHARES TO BE
                                                                  ORDINARY SHARES                       BENEFICIALLY OWNED
                                                                 BENEFICIALLY OWNED      NUMBER OF             AFTER
                                                                PRIOR TO OFFERING (1)    ORDINARY         OFFERING (1)(2)
                                                                ---------------------     SHARES          ---------------
         NAME OF SELLING SECURITYHOLDER (3)                      NUMBER   PERCENTAGE   BEING OFFERED    NUMBER    PERCENTAGE
         ----------------------------------                      ------   ----------   -------------    ------    ----------
Ampal - American Israel Corporation(4)...................         8,058       *             8,058          0           0
Ampal Industries (Israel) Ltd.(4)........................        74,682       *            74,682          0           0
Marinera Ltd.(5).........................................         2,095       *             2,095          0           0
Inveco International, Inc.(6)............................           845       *               845          0           0
Israel Seed Limited Partnership(7).......................         7,610       *             7,610          0           0
Israel Seed II, L.P.(7)..................................         9,883       *             9,883          0           0
Technorov Holdings (1993) Ltd.(8)........................         9,754       *             9,754          0           0
WSG Capital, L.P.(9).....................................         5,071       *             5,071          0           0
WSG Capital II, L.P.(9)..................................         4,823       *             4,823          0           0
Information Associates-II, L.P.(10)......................        61,698       *            61,698          0           0
IA-II Affiliates Fund, L.L.C.(10)........................         3,599       *             3,599          0           0
Eucalyptus Ventures LP(11)...............................        21,966       *            21,966          0           0
Eucalyptus Ventures (Israel) LP(11)......................         1,104       *             1,104          0           0
Eucalyptus Ventures (Cayman) LP(11)......................           663       *               663          0           0
Eucalyptus Ventures (Affiliated) LP(11)..................           310       *               310          0           0
TCV III (GP)(12).........................................           401       *               401          0           0
TCV III, L.P.(12)........................................         1,904       *             1,904          0           0
TCV III (Q), L.P.(12)....................................        50,613       *            50,613          0           0
TCV III Strategic Partners, L.P.(12).....................         2,292       *             2,292          0           0
TCV IV, L.P.(12).........................................        71,987       *            71,987          0           0
TCV IV Strategic Partners, L.P.(12)......................         2,684       *             2,684          0           0
Deutsche Bank AG, London Branch(13)......................       415,794       *            19,487       248,074        *
Globe LinQ International Fund I, LLC(14).................         9,647       *             9,647          0           0
Infocom Corporation(15)..................................         6,493       *             6,493          0           0
Sun Microsystems, Inc.(16)...............................       129,864       *           129,864          0           0
Dell Ventures L.P.(17)...................................        32,466       *            32,466          0           0
Old Point International Corporation(18)..................        12,986       *            12,986          0           0
Credit Suisse First Boston Venture Fund I, L.P.(19)......         1,948       *             1,948          0           0
John D. Sternfield.......................................           260       *               260          0           0
Edward & Marie Jackson...................................           260       *               260          0           0

                                                                                                       ORDINARY SHARES TO BE
                                                                  ORDINARY SHARES                       BENEFICIALLY OWNED
                                                                 BENEFICIALLY OWNED      NUMBER OF             AFTER
                                                                PRIOR TO OFFERING (1)    ORDINARY         OFFERING (1)(2)
                                                                ---------------------     SHARES          ---------------
      NAME OF SELLING SECURITYHOLDER (CONTINUED) (3)             NUMBER   PERCENTAGE   BEING OFFERED    NUMBER    PERCENTAGE
      ----------------------------------------------             ------   ----------   -------------    ------    ----------
Tad W. Piper(20).........................................           129       *               129          0           0
H&Q Employee Venture Fund 2000, L.P.(21).................           260       *               260          0           0
Hambrecht & Quist California(21).........................           260       *               260          0           0
Eric Zimits..............................................            26       *                26          0           0
Mark Zanoli(22)..........................................            26       *                26          0           0
Erez Levy(23)............................................            26       *                26          0           0
Werner Robert Genieser...................................            26       *                26          0           0
Bill Duff................................................            26       *                26          0           0
Plenus Technologies Ltd.(24).............................         4,545       *             4,545          0           0


TOTAL....................................................       957,084       *           560,777          0           0

------------------------
      *     Less than one percent.

      (1) Of the total ordinary shares listed as owned by the selling securityholders, a total of 68,529 ordinary shares are held in an escrow account to secure indemnification obligations of the former shareholders of XACCT to us. We expect that these ordinary shares, less any ordinary shares that may be distributed from the escrow account to us in satisfaction of indemnification claims, will be released from escrow and distributed to the selling securityholders on August 19, 2005. The number of ordinary shares indicated as owned by each selling securityholder includes those ordinary shares that such selling securityholder is entitled to receive upon distribution of these shares from the escrow account.

      (2) We do not know when or in what amounts a selling securityholder may offer ordinary shares for sale. The selling securityholders might not sell any or all of the shares offered by this prospectus. Because the selling securityholders may offer all or some of the shares pursuant to this offering, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, we cannot estimate the number of the ordinary shares that will be held by the selling securityholders after completion of the offering. However, for purposes of this table, we have assumed that, after completion of this offering, none of the ordinary shares covered by this prospectus will be held by the selling securityholder.

      (3) The former shareholders of XACCT appointed Fahn Kanne Trust Limited as their agents and representatives. The address of each of the selling securityholders is c/o Fahn Kanne Trust Limited, 23 Menachem Begin Road, Tel Aviv 66184, Israel.

      (4) Ampal Industries (Israel) Ltd. is owned by Ampal Industries Inc., which is owned by Ampal American-Israel Corporation. Ampal American Israel Corporation is a public company traded on the Nasdaq National Market. Mr. Yosef A. Maiman is the beneficial owner of 59.58% of the outstanding shares of Class A stock of Ampal American Israel Corporation.

      (5) Daniel Steinmetz holds voting and dispositive power over the ordinary shares held by Marinera Ltd. Mr. Steinmetz disclaims beneficial ownership of any shares held by Marinera Ltd. except to the extent of his pecuniary interest therein.

      (6)   Inveco International, Inc. is owned and controlled by Hillel Peled.

      (7) The sole General Partner of each of Israel Seed Limited Partnership and Israel Seed II, L.P. (the "Israel Seed Entities") is Seed Venture Partners Ltd. which has sole investment control with respect to the Israel Seed Entities. The sole principals of the investment advisors to Seed Venture Partners Ltd. are Jonathan Medved, Neil Cohen and Michael Eisenberg and, as such, they may be deemed to share voting power over the ordinary shares held by the Israel Seed Entities. Each individual disclaims beneficial ownership of any shares held by the Israel Seed Entities except to the extent of their respective pecuniary interests.

      (8) Technorov Holdings (1993) Ltd. is a subsidiary of Alrov Ltd., a widely-held company listed on the Tel Aviv Stock Exchange.

      (9) The general partner of WSG Capital, L.P. and WSG Capital II, L.P. is WSG Management, LLC. All of the membership interests of WSG Management, LLC are held in equal parts by Eran Wagner, Limor Schweitzer and Eric Gries. Eran Wagner is the general manager, and Eran Wagner, Limor Schweitzer and Eric Gries are managers of WSG Management, LLC. Eran Wagner, Limor Schweitzer and Eric Gries were each significant shareholders of XACCT. In addition, Mr. Wagner served as Chairman of the Board of Directors and Executive Vice

            President-Technologies, Mr. Schweitzer served as Chief Technology Officer and a director, and Mr. Gries served as President and Chief Executive Officer. Each of these persons is currently employed by us or our affiliates. Each of these persons disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

      (10) The General Partner of Information Associates-II, L.P. and IA-II Affiliates Fund, LLC is Trident Capital Management-II, LLC. Donald
            R. Dixon, Christopher P. Marshall, John H. Moragne, Robert C. McCormack, Bonnie N. Kennedy and Venetia Kontogouris are Managing Directors of Trident Capital Management-II, LLC and may be deemed to share voting power on behalf of Trident Capital Management-II, LLC. Each individual disclaims beneficial ownership of any shares held by Information Associates-II, L.P. and IA-II Affiliates Fund, LLC except to the extent of their pecuniary interest therein. In addition, Todd A. Springer is a former Managing Director of Trident Capital Management, L.L.C. and a former Managing Director and Member of IA-II Affiliates, L.L.C. Mr. Springer served as a director of XACCT from October 1998 until its acquisition. Mr. Springer disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

      (11) Eucalyptus Ventures Management LLC is the general partner of Eucalyptus Ventures L.P., Eucalyptus Ventures (Israel) L.P., Eucalyptus Ventures (Cayman), L.P. and Eucalyptus Ventures (Affiliated) L.P. (the "Eucalyptus Entities"). Eldad Tamir, Danny Fishman, Bruce Crocker and Aaron Mankovski are members of the investment committee of Eucalyptus Ventures Management LLC and may be deemed to share voting power over the ordinary shares held by the Eucalyptus Entities. Each individual disclaims beneficial ownership of any shares held by the Eucalyptus Entities except to the extent of their respective pecuniary interests.

      (12) Jon Q. Reynolds, Jr. is a non-managing Member of Technology Crossover Management III, L.L.C. which is the Managing General Partner of TCV III (GP) and the sole General Partner of TCV III, L.P., TCV III (Q), L.P. and TCV III Strategic Partners, L.P. He is also a non-managing Member of Technology Crossover Management IV, L.L.C. which is the sole General Partner of TCV IV, L.P. and TCV IV Strategic Partners, L.P. Mr. Reynolds was a director of XACCT from October 1999 until its acquisition. Mr. Reynolds disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

      (13) Deutsche Bank AG, London Branch is an affiliate of a registered-broker dealer and may be deemed to be an underwriter. The ordinary shares were acquired in the ordinary course of the selling shareholder's investment business and not for the purpose of resale or distribution. Deutsche Bank AG, London Branch has not participated in the distribution of the shares on behalf of the issuer. Deutsche Bank AG, the shares of which are traded on the New York Stock Exchange, is widely held and a reporting company under the Exchange Act.

      (14) NAIC-IT, LLC is the managing member of Globe LinQ International Fund I, LLC. Shinichi G. Kawaratani is the President of NAIC-IT, LLC and, by virute of his position, may be deemed to hold voting and dispositive power over the ordinary shares. Mr. Kawaratani disclaims beneficial ownership except to the extent of his pecuniary interest therein.

      (15) Atsushi Numa is the Chief Executive Officer of Infocom Corporation and, by virtue of his position, may be deemed to have voting and dispositive power over the ordinary shares. Mr. Numa disclaims beneficial ownership except to the extent of his pecuniary interest therein.

      (16) Sun Microsystems, Inc., the shares of which are traded on the Nasdaq National Market, is widely held and is a reporting company under the Exchange Act.

      (17) Dell Ventures L.P. is a wholly-owned subsidiary of Dell Inc. Dell Inc., the shares of which are traded on the Nasdaq National Market, is widely held and is a reporting company under the Exchange Act.

      (18) Sage Capital Ltd. is the investment manager of Old Point International Corporation. Daniel Golan is the Chief Executive Officer of Sage Capital Ltd. and, by virtue of his position, may be deemed to have voting and dispositive power over the ordinary shares. Mr. Golan disclaims beneficial ownership of any shares held by Old Point International Corporation except to the extent of his pecuniary interest therein.

      (19) Credit Suisse First Boston Venture Fund I, L.P. is an affiliate of a registered-broker dealer and may be deemed to be an underwriter. The ordinary shares were acquired in the ordinary course of the selling shareholder's investment business and not for the purpose of resale or distribution. Credit Suisse First Boston Venture Fund I, L.P. has not participated in the distribution of the shares on behalf of the issuer. The beneficial owner of the ordinary shares is CSFB Technology Holdings 2000, LLC. George F. Boutros and William J.B. Brady, III, each a managing director at Credit Suisse First Boston LLC, are co-presidents of CSFB Technology Holdings 2000, LLC and may be deemed to share voting and dispositive power over the ordinary share. Each individual disclaims beneficial ownership except to the extent of his pecuniary interest therein.

      (20) Tad W. Piper is affiliated with a registered broker-dealer and may be deemed to be an underwriter. The ordinary shares were acquired by the selling shareholder for investment purposes and not for the purpose of resale or distribution. Mr. Piper has not participated in the distribution of the shares on behalf of the issuer.

      (21) Hambrecht & Quist California and Hambrecht & Quist Employee Venture Fund 2000, LP are affiliates of a registered-broker dealer, J.P. Morgan Securities Inc., and may be deemed to be underwriters. The ordinary shares were acquired in the ordinary course of the selling shareholders' investment business and not for the purpose of resale or distribution. Hambrecht & Quist California and Hambrecht & Quist Employee Venture Fund 2000, LP have not participated in the distribution of the shares on behalf of the issuer. Hambrecht &

            Quist Employee Venture Fund 2000, LP is a limited partnership whose general partner is H&Q Venture Management LLC, a wholly owned entity of Hambrecht & Quist California. Hambrecht & Quist California is a wholly owned entity of J.P. Morgan Chase & Co, the shares of which are traded on the New York Stock Exchange. J.P. Morgan Chase & Co is widely held and is a reporting company under the Exchange Act.

      (22) Mark Zanoli is affiliated with a registered broker-dealer and may be deemed to be an underwriter. The ordinary shares were acquired by the selling shareholder for investment purposes and not for the purpose of resale or distribution. Mr. Zanoli has not participated in the distribution of the shares on behalf of the issuer.

      (23) Erez Levy is affiliated with a registered broker-dealer and may be deemed to be an underwriter. The ordinary shares were acquired by the selling shareholder for investment purposes and not for the purpose of resale or distribution. Mr. Levy has not participated in the distribution of the shares on behalf of the issuer.

      (24) The general partner of Plenus Venture Lending Fund is Plenus Technology Ltd. Aharon Dovrat, Shlomo Dovrat, Oded Exelrod, Edna Peres Lahish, Arie Savir, Moti Weiss and Ruth Simha are members of the investment committee of Plenus Technology Ltd. and may be deemed to share voting or dispositive power over the ordinary shares held by Plenus Venture Lending Fund. Each individual disclaims beneficial ownership of any shares held by Plenus Venture Lending Fund except to the extent of his or her pecuniary interest therein.


      Except as noted above, none of the selling securityholders has held any position or office with, or has otherwise had a material relationship with, us or any of our subsidiaries within the past three years. In addition, to the Company's knowledge, based on information provided by or on behalf of the selling securityholders that are affiliates of registered broker-dealers, at the time of the purchase of the securities to be resold, such sellers had no agreements, plans or understandings, directly or indirectly, with any person to distribute the securities.

                          DESCRIPTION OF SHARE CAPITAL

      The following description summarizes the most important terms of our share capital. Because it is only a summary, it does not contain all of the information that may be important to you. For a complete description, you should refer to our Articles of Association.


      The share capital of Amdocs is (pound)5,750,000 divided into (i) 25,000,000 preferred shares with a par value of (pound)0.01 per share and (ii) 550,000,000 ordinary shares with a par value of (pound)0.01 per share, consisting of 500,000,000 voting ordinary shares and 50,000,000 non-voting ordinary shares. As of August 31, 2004, 207,183,394 ordinary shares were outstanding (net of treasury shares) and no non-voting ordinary shares or preferred shares were outstanding. The rights, preferences and restrictions attaching to each class of the shares are as follows:


  PREFERRED SHARES

      - Issue -- the preferred shares may be issued from time to time in one or more series of any number of shares up to the amount authorized.

      - Authorization to Issue Preferred Shares -- authority is vested in the directors from time to time to authorize the issue of one or more series of preferred shares and to provide for the designations, powers, preferences and relative participating, optional or other special rights and qualifications, limitations or restrictions thereon.

      - Relative Rights -- all shares of any one series of preferred shares must be identical with each other in all respects, except that shares of any one series issued at different times may differ as to the dates from which dividends shall be cumulative.

      - Liquidation -- in the event of any liquidation, dissolution or winding-up, the holders of our preferred shares are entitled to preference with respect to payment and to receive payment (at the rate fixed in any resolution or resolutions adopted by the directors in such case) plus an amount equal to all dividends accumulated to the date of final distribution to such holders. The holders of preferred shares are entitled to no further payment other than that stated above. If upon any liquidation our assets are insufficient to pay in full the amount stated above, then such assets shall be distributed among the holders of our preferred shares.

      - Voting Rights -- except as otherwise provided for by the directors upon the issue of any new series of preferred shares, the holders of shares of preferred shares have no right or power to vote on any question or in any proceeding or to be represented at, or to receive notice of, any meeting of members.

  ORDINARY SHARES AND NON-VOTING ORDINARY SHARES

      Except as otherwise provided by the Memorandum of Association and Articles of Association, the ordinary shares and non-voting ordinary shares are identical and entitle holders thereof to the same rights and privileges.

      - Dividends -- when and as dividends are declared on our shares, the holders of voting ordinary shares and non-voting ordinary shares are entitled to share equally, share for share, in such dividends except that if dividends are declared which are payable in voting ordinary shares or non-voting ordinary shares, dividends must be declared which are payable at the same rate in both classes of shares.

      - Conversion of Non-Voting Ordinary Shares into Voting Ordinary Shares -- upon the transfer of non-voting ordinary shares from the original holder thereof to any third party not affiliated with such original holder, non-voting ordinary shares are redesignated in our books as voting ordinary shares and automatically convert into the same number of voting ordinary shares.

      - Liquidation -- upon any liquidation, dissolution or winding-up, any of our assets remaining after creditors and the holders of any preferred shares have been paid in full shall be distributed to the holders of voting ordinary shares and non-voting ordinary shares equally share for share.

      - Voting Rights -- the holders of voting ordinary shares are entitled to vote on all matters to be voted on by the members, and the holders of non-voting ordinary shares are not entitled to any voting rights.

      - Preferences -- the voting ordinary shares and non-voting ordinary shares are subject to all the powers, rights, privileges, preferences and priorities of the preferred shares as are set out in the Articles of Association.

             COMPARISON OF UNITED STATES AND GUERNSEY CORPORATE LAW

      The following discussion is a summary of the material differences between United States and Guernsey corporate law relevant to an investment in the ordinary shares. The following discussion is based upon laws and relevant interpretations thereof in effect as of the date hereof, all of which are subject to change.

      Under the laws of many jurisdictions in the United States, controlling shareholders generally have certain "fiduciary" responsibilities to minority shareholders. Shareholder action by controlling shareholders must be taken in good faith and actions by such shareholders that are obviously unreasonable may be declared null and void. Guernsey law protecting the interests of minority shareholders may not be as protective in all circumstances as the law protecting minority shareholders in United States jurisdictions.

      Under Guernsey law, an individual shareholder cannot, without the authority of the majority of the shareholders of the corporation, initiate litigation in the corporation's name, but an individual shareholder may seek to enforce the corporation's rights by suing in representative form on behalf of himself and all of the other shareholders of the corporation (except the wrongdoers where the complaint is against other shareholders) against the wrongdoers, who may include directors. In these circumstances, the corporation itself may be joined as a nominal defendant in order that it can be bound by the judgment and, if an action results in any property or damages recovered, such recovery goes not to the plaintiff, but to the corporation. Alternatively, Guernsey law makes specific provision to enable a shareholder to apply to the court for relief on the ground that the affairs of the corporation are being or have been conducted in a manner that is unfairly prejudicial to the interests of certain shareholders (including at least himself) or any actual or proposed act or omission of the corporation is or would be so prejudicial. In such circumstances, the court has wide discretion to make orders to regulate the conduct of the corporation's affairs in the future, to require the corporation to refrain from doing or continuing to do an act that the applicant has complained it has omitted to do, to authorize civil proceedings to be brought in the name and on behalf of the corporation and to provide for the purchase of shares of any shareholder of the corporation by other members or by the corporation itself.

      As in most United States jurisdictions, unless approved by a special resolution of our shareholders, our directors do not have the power to take certain actions, including an amendment of our Memorandum of Association or Articles of Association or an increase or reduction in our authorized capital. Directors of a Guernsey corporation, without shareholder approval, in certain instances may, among other things, implement a reorganization and effect certain mergers or consolidations, certain sales, transfers, exchanges or dispositions of assets, property, parts of the business or securities of the corporation; or any combination thereof, if they determine any such action is in the best interests of the corporation, its creditors or its shareholders.

      As in most United States jurisdictions, the board of directors of a Guernsey corporation is charged with the management of the affairs of the corporation. In most United States jurisdictions, directors owe a fiduciary duty to the corporation and its shareholders, including a duty of care, pursuant to which directors must properly apprise themselves of all reasonably available information, and a duty of loyalty, pursuant to which they must protect the interests of the corporation and refrain from conduct that injures the corporation or its shareholders or that deprives the corporation or its shareholders of any profit or advantage. Under Guernsey law, directors have comparable fiduciary duties. Many United States jurisdictions have enacted various statutory provisions that permit the monetary liability of directors to be eliminated or limited. Guernsey has not adopted provisions eliminating or limiting the liabilities of directors, although Guernsey law protecting the interests of shareholders may not be as protective in all circumstances as the law protecting shareholders in United States jurisdictions. Under our Articles of Association, we are obligated to indemnify any person who is made or threatened to be made a party to a legal or administrative proceeding by virtue of being a director, officer or agent of Amdocs, provided that we have no obligation to indemnify any such persons for any claims they incur or sustain by or through their own willful act or default.

                              PLAN OF DISTRIBUTION


     The selling securityholders may offer and sell the ordinary shares covered by this prospectus from time to time. The selling securityholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. Such sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or in negotiated transactions. The selling securityholders may sell their ordinary shares by one or more of, or a combination of, the following methods:


      - purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;

      - ordinary brokerage transactions and transactions in which the broker solicits purchasers;

      - block trades in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

      - on any national securities exchange or U.S. inter-dealer system of a registered national securities association on which our ordinary shares may be listed or quoted at the time of sale;

      -     in privately negotiated transactions; and

      -     in options transactions.

      In addition, the selling securityholders may sell any shares that qualify for sale under Rule 144 rather than pursuant to this prospectus.

      In connection with distributions of the ordinary shares covered by this prospectus or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of the ordinary shares in the course of hedging the positions they assume with selling securityholders. The selling securityholders may also sell ordinary shares short and deliver the shares offered by this prospectus to close out such short positions. The selling securityholders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of ordinary shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus, as supplemented or amended to reflect such transaction. The selling securityholders may also pledge shares to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution, may effect sales of the pledged shares pursuant to this prospectus, as supplemented or amended to reflect such transaction.

      In effecting sales, broker-dealers or agents engaged by the selling securityholders may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the selling securityholders in customary or specifically negotiated amounts.

      In offering the ordinary shares covered by this prospectus, the selling securityholders and any broker-dealers who execute sales for the selling securityholders may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. Any profits realized by the selling securityholders and the compensation of any broker-dealer may be treated as underwriting discounts and commissions.

      Our ordinary shares are listed on the New York Stock Exchange.

      In order to comply with the securities laws of some states, the selling securityholders may be required to sell their shares in such jurisdictions only through registered or licensed brokers or dealers. In addition, some states may restrict the selling securityholders from selling their shares unless the shares have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

      We have advised the selling securityholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling securityholders and their affiliates. In addition, we will make copies of this prospectus, as it may be supplemented or amended from time to time, available to the selling securityholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act, which may include delivery through the facilities of the NYSE pursuant to Rule 153 under the Securities Act. The selling securityholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

      At the time a particular offer of shares is made, if required, we will distribute a prospectus supplement that will set forth the number of ordinary shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public. In addition, to the extent required, we may amend or supplement this prospectus from time to time to describe a particular plan of distribution.


      In addition, upon receiving notice from a selling securityholder that a donee, pledgee or transferee or other successor-in-interest intends to sell ordinary shares covered by this prospectus, we will file a supplement to this prospectus pursuant to Rule 424(b) under the Securities Act to identify the transferee.


      We have agreed to indemnify the selling securityholders against certain liabilities, including certain liabilities under the Securities Act.

      We have agreed with the selling securityholders to keep the Registration Statement of which this prospectus constitutes a part effective until the earliest to occur of (1) the date on which all of the shares being offered hereby have been sold pursuant to the Registration Statement of which this prospectus constitutes a part or pursuant to Rule 144 under the Securities Act,
(2) the date on which all of the shares being offered hereby can be sold without registration without regard to the volume restrictions of Rule 144 under the Securities Act and (3) February 19, 2006.

                                  LEGAL MATTERS

      The validity of the ordinary shares offered hereby will be passed upon for us by Carey Olsen, Island of Guernsey.

                                     EXPERTS

      The consolidated financial statements and schedule of Amdocs Limited appearing in Amdocs Limited's Annual Report (Form 20-F) for the year ended September 30, 2003, have been audited by Ernst & Young LLP, independent registered public accountants, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements and schedule are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

      The consolidated financial statements of Certen Inc. incorporated in this prospectus by reference from Amdocs Limited's Annual Report on Form 20-F/A (Amendment No. 1) for the year ended September 30, 2003, have been audited by Deloitte & Touche LLP, an independent registered accounting firm as stated in their report, which is incorporated by reference and has been so incorporated in reliance upon the report of such firm given their authority as experts in accounting and auditing.

                       ENFORCEABILITY OF CIVIL LIABILITIES

      We are incorporated under the laws of the Island of Guernsey. Several of our directors and officers are not residents of the United States, and a significant portion of our assets and the assets of those persons are located outside the United States. Where legal proceedings are commenced in the courts of the United States under the civil liability provisions of the U.S. federal securities laws against us, our officers or directors resident in a foreign country, or against any underwriters or experts named in the registration statement, the question of service will be governed by U.S. law for the purposes of the action.

      The United States and the United Kingdom are parties to the Hague Convention of November 15, 1965 on the service abroad of judicial and extrajudicial documents in civil and commercial matters (the "Hague Convention") and the United Kingdom has extended the application of the Hague Convention to the Channel Islands, including Guernsey. It is expected that it would be possible for U.S. court documents to be served in Guernsey on us, our officers or directors, or any underwriters or experts named in the registration statement (provided such persons are resident in Guernsey) in the manners permitted under the terms of the Hague Convention.

      It is doubtful that the Royal Court of Guernsey would recognize service of Guernsey legal proceedings on us or any officer or director, or any underwriter or expert named in the registration statement, outside of Guernsey unless permission had first been obtained from that court so to do. The Royal Court of Guernsey does recognize service of Guernsey legal proceedings by the Sergeant's office in Guernsey on us at our registered office in Guernsey.

      We have been advised by Carey Olsen, our Guernsey counsel, that there is doubt as to the enforceability against our directors and officers in Guernsey, whether in original actions in a Guernsey court or in actions in a Guernsey court for the enforcement of judgments of a U.S. court, of civil liabilities predicated solely upon the laws of the United States, including the federal securities laws.

      If non-Guernsey resident investors obtained a judgment based on the civil liability provisions of the U.S. federal securities laws from the Royal Court of Guernsey against us, our officers or directors, underwriters or experts named in the registration statement, such judgment would be enforceable against any of the defendants in the same manner as any judgment of the Royal Court of Guernsey. That is to say that the judgment creditors would be entitled to enforce their judgment against any Guernsey assets (whether personalty or realty) of the judgment debtors.

      There is no statutory regime under which the reciprocal enforcement of judgments may be effected between the United States and Guernsey. However, subject to certain time and other limitations, the Royal Court of Guernsey may permit the foreign judgment creditor to sue in Guernsey on the foreign judgment.

      In order for the Royal Court of Guernsey to entertain an action to sue on a foreign judgment, it is expected that the following criteria would have to be met:

1. The foreign court is recognized by the Royal Court of Guernsey as having jurisdiction to determine the dispute. It is likely that such jurisdiction will be recognized in the following circumstances:

  - If the judgment debtor was present in the foreign country at the time the foreign proceedings were instituted;

  - If the judgment debtor was claimant or counterclaimant in the proceedings in the foreign court;

  - If the judgment debtor, being a defendant in the foreign court, submitted to the jurisdiction of that court by voluntarily appearing in the proceedings; or

  - If the judgment debtor, being a defendant in the original court, had before the commencement of the proceedings agreed, in respect of the subject matter of the proceedings to submit to the jurisdiction of that court or of the courts of that country.

2. The foreign judgment was not obtained by fraud, is not contrary to public policy in Guernsey and the proceedings were not contrary to the principles of natural justice. This is likely to include the requirement that the judgment debtor was given sufficient notice of the proceedings.

      The foreign judgment must be final and conclusive on the merits and is for a definite sum of money, other than a sum in respect of taxes, fines or other penalties.

                     INCORPORATION OF DOCUMENTS BY REFERENCE

      We incorporate by reference into this prospectus the documents listed below and any future filings we make with the Securities and Exchange Commission, referred to herein as the SEC, under Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934, as amended, referred to herein as the Exchange Act, including any filings or submissions after the date of this prospectus, until the selling securityholders have sold all of the ordinary shares to which this prospectus relates:

      - Our annual report on Form 20-F for the fiscal year ended September 30, 2003, filed on December 24, 2003;





      - Our reports on Form 6-K with respect to our offering of 0.50% Convertible Senior Notes due 2024, filed on March 1, March 2 and March 5, 2004; and





      - The description of our ordinary shares contained in our Registration Statement on Form 8-A filed on June 17, 1998 under Section 12 of the Exchange Act, including any amendment or report updating this description.

      The information incorporated by reference is an important part of this prospectus. Any statement in a document incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in (1) this prospectus or
(2) any other subsequently filed document that is incorporated by reference into this prospectus modifies or supersedes such statement.

      You may request a copy of any or all of the documents referred to above other than exhibits to such documents that are not specifically incorporated by reference therein. Written or telephone requests should be directed to Thomas G. O'Brien, Secretary and Treasurer, Amdocs, Inc., 1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017, telephone (314) 212-8328. Copies of such documents may also be obtained from various alternative sources. See "Where You Can Find More Information."

                       WHERE YOU CAN FIND MORE INFORMATION

      We are subject to the reporting requirements of foreign private issuers under the Exchange Act. Pursuant to the Exchange Act, we file reports with the SEC, including an Annual Report on Form 20-F, and we submit reports to the SEC, including Reports of Foreign Private Issuers on Form 6-K. These reports and other information may be inspected and copied at the Public Reference Section of the SEC at 450 Fifth Street, N.W, Judiciary Plaza, Washington, D.C. 20549-1004. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. Reports and information statements and other information filed electronically with the SEC are available at the SEC's website at http://www.sec.gov. Some of this information may also be found on our website at www.amdocs.com.

      This prospectus is part of a registration statement that we filed with the SEC. The registration statement contains more information than this prospectus regarding us and our ordinary shares, including certain exhibits and schedules. You can obtain a copy of the registration statement from the SEC at the address listed above or from the SEC's Internet site.

         UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

      The unaudited pro forma condensed consolidated statement of operations for the twelve months ended September 30, 2003, gives effect to the acquisition from Bell Canada of its 90% ownership interest in Certen Inc., which we refer to as Certen, which closed on July 2, 2003, as if it had occurred on October 1, 2002.

      The unaudited pro forma condensed consolidated statements of operations are based upon, and should be read in conjunction with, (i) our historical audited financial statements for the year ended September 30, 2003, (ii) the historical audited financial statements of Certen for the year ended December 31, 2002 (together with the reconciliation to U.S. GAAP), and (iii) the historical unaudited financial statements of Certen for the six months ended June 30, 2003 (together with the reconciliation to U.S. GAAP).

      The historical financial statements of Certen have been prepared in accordance with Canadian GAAP. For the purpose of presenting the unaudited pro forma condensed consolidated financial statements, financial statements relating to Certen have been adjusted to conform with accounting policies under U.S. GAAP. In addition, the historical financial information of Certen has been presented in accordance with Amdocs' fiscal year.

      The historical financial statements of Certen were presented in Canadian dollars. For the purpose of presenting the unaudited pro forma condensed consolidated statements, the adjusted income statements of Certen for the nine months ended June 30, 2003 have been translated into U.S. dollars using the average Canadian dollar/U.S. dollar exchange rates for the period presented as listed on Bloomberg. The average Canadian dollar/U.S. dollar exchange rate was
1.493 for the nine months ended June 30, 2003.

      The unaudited pro forma financial information has been prepared to provide an analysis of the financial effects of the acquisition of Certen for purposes of illustration only. The pro forma financial information is not intended to be a projection of future results and is not necessarily indicative of the results that would have occurred if the business combination had been in effect on the period presented.

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                 FOR THE TWELVE MONTHS ENDED SEPTEMBER 30, 2003
                      (in thousands, except per share data)
                                (in U.S. dollars)

                                                            AMDOCS         CERTEN              PRO FORMA          PRO FORMA
                                                          HISTORICAL      HISTORICAL          ADJUSTMENTS        CONSOLIDATED
                                                           U.S. GAAP     U.S. GAAP (*)         U.S. GAAP          U.S. GAAP
                                                           ---------     -------------         ---------          ---------
Revenue................................................   $1,483,327     $   226,579        $   (87,949) (2)     $ 1,621,957
Cost of revenue........................................      913,359         214,437            (27,767) (3)
                                                                                                (35,196) (4)       1,064,833

Research and development...............................      119,256               -
Selling, general and administrative....................      206,265           8,333
Amortization of purchased intangible assets............       19,940               -              3,738  (5)          23,678
Restructuring charges and other........................       14,089              54             (4,133) (6)
                                                          ----------     -----------        -----------          -----------
                                                           1,272,909         222,824            (63,358)           1,432,375
                                                          ----------     -----------        -----------          -----------
Operating income.......................................      210,418           3,755            (24,591)             189,582
Interest income (expense) and other, net...............       14,759            (311)            (1,314) (7)          11,979
                                                                                                 (1,931) (8)
                                                                                                    776  (9)
                                                          ----------     -----------        -----------          -----------
Income before income taxes.............................      225,177           3,444            (27,060)             201,561
Income taxes...........................................       56,294           2,322             (8,226) (10)         50,390
                                                          ----------     -----------        -----------          -----------
Net income.............................................   $  168,883     $     1,122        $   (18,834)         $   151,171
                                                          ==========     ===========        ===========          ===========
Basic income per share.................................   $     0.78                                             $      0.70
                                                          ==========                                             ===========
Diluted income per share...............................   $     0.77                                             $      0.69
                                                          ==========                                             ===========
Basic weighted average number of shares outstanding....      215,849                                                 215,849
                                                          ==========                                             ===========
Diluted weighted average number of shares outstanding..      219,876                                                 219,876
                                                          ==========                                             ===========

(*) Certen historical U.S. GAAP statement reflects Certen's results for the nine months ended June 30, 2003. Certen's results for the period from July 1, 2003 to September 30, 2003 are included and consolidated in the historical consolidated financial statement column.

        See Notes to Unaudited Pro Forma Condensed Consolidated Financial
                   Statements for discussion of adjustments.

    NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                 (in thousands)
                   (in U.S. dollars, unless otherwise stated)

(1) On July 2, 2003, Amdocs acquired from Bell Canada its 90% ownership interest in Certen for approximately U.S. $66 million in cash, pursuant to an Acquisition Agreement, dated as of May 28, 2003. Amdocs and Bell Canada formed Certen, which commenced operations in January 2001, to provide customer care and billing solutions to Bell Canada and a number of Bell Canada's affiliated companies. Prior to the acquisition of Certen, Bell Canada's ownership interest in Certen was 90% and Amdocs owned the remainder. Accordingly, Certen's operations are included in the historical results of Amdocs from July 2, 2003. Since Certen's inception, Amdocs has provided customer care and billing software required by Certen, including related customization, installation, maintenance and other services.

      Prior to the acquisition of Certen, Amdocs accounted for the investment in Certen under the cost method for its 10% ownership. In the fourth quarter of 2003, Amdocs recognized the cumulative effect of its 10% interest in Certen prior to the acquisition of Certen. The cumulative effect is a loss of $4,133.

      The acquisition of Certen increased the amount of goodwill on the Company's consolidated financial statements by approximately $102,830, an increase of 14% from September 30, 2002. In addition to goodwill, approximately $36,385 of the purchase price was allocated to an intangible for a customer arrangement and approximately $74,307 was allocated to deferred income taxes.

      The following is the revised preliminary allocation of the purchase price:

   Purchase price                                                  $    65,887
   Estimated transaction costs                                           5,000
                                                                   -----------
   Total purchase price                                                 70,887
   Write-off of deferred revenue and allowance on Amdocs
     books, net of tax                                                 (33,666)
                                                                   -----------
   Net amount for purchase price allocation                        $    37,221
                                                                   ===========
Allocation of purchase price:
   90% of tangible assets acquired, net of capitalized Amdocs
     system on Certen's books                                      $    80,929
   90% of liabilities assumed                                         (241,760)
                                                                   -----------
   Net liabilities acquired                                           (160,831)

   Customer arrangement                                                 36,385
   Adjustment to fair value of pension and other
     post-employment benefit liabilities                               (10,534)
   EITF 95-3 and other liabilities                                      (4,936)
   Deferred taxes, resulting from the difference between the
     assigned value of certain assets and liabilities and
     their respective tax bases                                         74,307
                                                                   -----------
   Net fair value of liabilities acquired                              (65,609)
   Goodwill                                                            102,830
                                                                   -----------
                                                                   $    37,221
                                                                   ===========

(2) Reflects the elimination of revenue to Amdocs attributable to license and services provided to Certen.

(3) Reflects the elimination of expenses incurred by Certen attributable to Amdocs services that were not capitalized.

(4) Reflects the elimination of depreciation related to Amdocs system on Certen's books.

(5) Reflects the amortization of purchased customer arrangements incurred in the acquisition of Certen.

(6) Reflects the elimination of the cumulative effect of Amdocs' 10% interest in Certen results prior to the acquisition of Certen.

(7) Reflects the elimination of interest income earned on the cash used for the acquisition of Certen.

(8) Reflects the elimination of capitalized interest expense in Certen related to the convertible debentures issued to Amdocs.

(9) Reflects the amortization of liability related to adjustment to fair value of capital lease obligations on Certen's books.

(10) Reflects the tax adjustment to reflect the combined results at Amdocs' effective tax rate.

                  UNAUDITED FINANCIAL STATEMENTS OF CERTEN INC.

      The unaudited financial statements of Certen for the six months ended June 30, 2003 and 2002, are based upon, and should be read in conjunction with, the historical audited financial statements of Certen for the year ended December 31, 2002 and 2001 (together with the reconciliation to U.S. GAAP). The historical financial statements of Certen have been prepared in accordance with Canadian GAAP and presented in Canadian dollars.

                                   CERTEN INC.
                  STATEMENT OF OPERATIONS AND RETAINED EARNINGS
                      SIX-MONTH PERIOD ENDED JUNE 30, 2003
                            (in thousands of dollars)
                                   (unaudited)

                                                              2003      2002
                                                            --------  ---------
                                                            $         $
REVENUE
    Billing services                                         215,881    184,106
    Professional services                                     11,799     29,642
                                                             -------    -------
                                                             227,680    213,748

Cost of services, selling and administrative expenses        169,270    159,297

Net benefit plans expense                                      2,139        637
                                                             -------    -------
Operating earnings before undernoted                          56,271     53,814

Amortization                                                  56,453     30,843

Restructuring charge                                              80        721
                                                             -------    -------
Operating (loss) income                                         (262)    22,250

Interest expense - long-term debt                              3,615      3,623

Accretion on convertible debentures due to related party       3,054      2,286

Other income                                                  (1,414)    (2,385)
                                                             -------    -------
(Loss) income before income taxes                             (5,517)    18,726
                                                             -------    -------

Income taxes
    Current                                                        -       (371)
    Future                                                      (691)    (9,163)
                                                             -------    -------
                                                                (691)    (9,534)
                                                             -------    -------
NET (LOSS) INCOME                                             (6,208)     9,192

Retained earnings, beginning of period                        51,068     35,774
                                                             -------    -------
RETAINED EARNINGS, END OF PERIOD                              44,860     44,966
                                                             =======    =======

                                   CERTEN INC.
                                  BALANCE SHEET
                               AS AT JUNE 30, 2003
                            (in thousands of dollars)
                                   (unaudited)

                                                                   $
ASSETS

Current assets
    Cash                                                             34,358
    Accounts receivable                                               4,891
    Other current receivables                                        24,292
    Prepaid expense                                                   7,471
                                                                    -------
                                                                     71,012

Property, plant and equipment                                        53,495
Intangible assets                                                   384,277
Future income taxes                                                  10,082
Accrued benefit asset                                                 3,046
                                                                    -------
                                                                    521,912
                                                                    =======

LIABILITIES

Current liabilities
    Accounts payable and accrued liabilities                        155,110
    Income and other taxes payable                                    8,241
    Current portion of loan payable                                   2,976
    Current portion of obligation under capital lease                27,740
    Other current liabilities                                         4,920
                                                                    -------
                                                                    198,987

Convertible debentures due to related party                          36,281
Loan                                                                  1,529
Obligation under capital lease                                       25,179
Future income taxes                                                  39,493
Accrued benefit liability                                            10,318
Other long-term liabilities                                          25,136
                                                                    -------
                                                                    336,923
                                                                    -------

SHAREHOLDERS' EQUITY

    Option on convertible debentures due to related party            37,960
    Common shares                                                   102,169
    Retained earnings                                                44,860
                                                                    -------
                                                                    184,989
                                                                    -------
                                                                    521,912
                                                                    =======

                                   CERTEN INC.
                             STATEMENT OF CASH FLOWS
                      SIX-MONTH PERIOD ENDED JUNE 30, 2003
                            (in thousands of dollars)
                                   (unaudited)

                                                                             2003            2002
                                                                           -------         --------
                                                                          $               $
OPERATING ACTIVITIES

    Net (loss) income                                                       (6,208)           9,192
    Adjustments for:
        Amortization                                                        56,453           30,843
        Accretion on convertible debentures due to related party             3,054            2,286
        Gain from sale of property, plant and equipment                        (11)               -
        Future income taxes                                                    691            9,163
        Net benefit plans expense                                            2,139              637
    Net change in non-cash working capital items                            47,987          (17,535)
                                                                           -------         --------
                                                                           104,105           34,586
                                                                           -------         --------

INVESTING ACTIVITIES
    Capital expenditures                                                   (79,311)        (127,823)
    Proceeds from disposal of property, plant and equipment                    332                -
                                                                           -------         --------
                                                                           (78,979)        (127,823)
                                                                           -------         --------

FINANCING ACTIVITIES

    Repayment of capital leases                                            (24,358)          (3,022)
    Issuance of convertible debentures due to related party                      -           33,859
    Issuance of Common shares                                                    -           47,241
                                                                           -------         --------
                                                                           (24,358)          78,078
                                                                           -------         --------

Net increase (decrease) in cash and cash equivalents                           768          (15,159)
Cash and cash equivalents, beginning of period                              33,590           57,693
                                                                           -------         --------
CASH AND CASH EQUIVALENTS, END OF PERIOD                                    34,358           42,534
                                                                           =======         ========

                                   CERTEN INC.
                        NOTES TO THE FINANCIAL STATEMENTS
                      SIX-MONTH PERIOD ENDED JUNE 30, 2003
                                   (unaudited)
 (all tabular amounts are in thousands of dollars except where otherwise noted)

1. RECONCILIATION OF RESULTS REPORTED IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) TO UNITED STATES GAAP

      The significant differences between Canadian and United States GAAP affecting Certen's net earnings and shareholders' equity are detailed as follows:

RECONCILIATION OF NET EARNINGS:                                           2003                2002
-------------------------------                                         -------             -------
                                                                        $                   $
CANADIAN GAAP - NET (LOSS) INCOME                                        (6,208)              9,192
Adjustments:
   Accretion on convertible debentures due to related party (a)           3,054               2,286
   Capitalization of training costs (b)                                  (1,013)                  -
   Capitalization of interest (c)                                         2,939               1,287
   Income taxes (d)                                                        (661)               (424)
                                                                         ------              ------
UNITED STATES GAAP - NET (LOSS) INCOME                                   (1,889)             12,341
                                                                         ======              ======

RECONCILIATION OF SHAREHOLDERS' EQUITY:                                  2003                2002
---------------------------------------                                --------            -------
                                                                       $                   $
CANADIAN GAAP - SHAREHOLDERS' EQUITY                                    184,989             185,096
Adjustments:
   Accretion on convertible debentures due to related party (a)           9,419               3,194
   Option on convertible debentures due to related party (a)            (37,960)            (37,960)
   Capitalization of training costs (b)                                  (5,859)                  -
   Capitalization of interest (c)                                         6,915               1,366
   Income taxes (d)                                                        (346)               (451)
                                                                        -------             -------
UNITED STATES GAAP - SHAREHOLDERS' EQUITY                               157,158             151,245
                                                                        =======             =======

(a)   Accretion on convertible debentures due to related party

      Under Canadian GAAP, the issuer of financial instruments that contain both a liability and an equity component must separate and classify the instruments according to their nature. Under United States GAAP, the issuer is not required to separate such financial instruments. Consequently, the accretion on convertible debentures due to related party is added back to United States GAAP net earnings.

(b)   Capitalization of training costs

      Under Canadian GAAP, training costs incurred in the development of internal-use software is capitalized. Under United States GAAP, these costs are expensed as incurred.

(c)   Capitalization of interest expense

      Under United States GAAP, interest expense related to internally developed capital assets must be capitalized. Canadian GAAP makes no such requirements and therefore, Certen has expensed all interest costs.

(d)   Income taxes

      The income tax adjustment reflects the impact on income taxes of the United States GAAP adjustments described above.

              UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE
                          THREE AND NINE MONTH PERIODS
                              ENDED JUNE 30, 2004

                                 AMDOCS LIMITED
                           CONSOLIDATED BALANCE SHEETS
                   (in U.S. dollars, unless otherwise stated)
                      (in thousands, except per share data)

                                                                                                             As of
                                                                                                   --------------------------
                                                                                                     June 30,    September 30,
                                                                                                       2004           2003
                                                                                                   -----------    -----------
                                                                                                   (Unaudited)
ASSETS
Current assets:
   Cash and cash equivalents                                                                       $   492,446    $   847,600
   Short-term interest-bearing investments                                                             735,779        443,292
   Accounts receivable, net                                                                            270,560        198,274
   Deferred income taxes and taxes receivable                                                           68,180         60,868
   Prepaid expenses and other current assets                                                            66,769         85,902
                                                                                                   -----------    -----------
         Total current assets                                                                        1,633,734      1,635,936

Equipment, vehicles and leasehold improvements, net                                                    174,801        203,467
Deferred income taxes                                                                                  108,033        105,943
Goodwill                                                                                               803,606        797,134
Intangible assets, net                                                                                  52,653         58,841
Other noncurrent assets                                                                                125,145         76,196
                                                                                                   -----------    -----------
         Total assets                                                                              $ 2,897,972    $ 2,877,517
                                                                                                   ===========    ===========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Accounts payable                                                                                $    93,540    $   101,116
   Accrued expenses and other current liabilities                                                      141,044        123,223
   Accrued personnel costs                                                                             126,959        106,857
   2% convertible notes                                                                                     --        400,454
   Financing arrangements                                                                                2,076          2,179
   Deferred revenue                                                                                    230,952        174,616
   Short-term portion of capital lease obligations                                                      19,863         27,140
   Deferred income taxes and taxes payable                                                             161,376        133,002
                                                                                                   -----------    -----------
         Total current liabilities                                                                     775,810      1,068,587

Deferred income taxes                                                                                   37,424         44,835
0.50% convertible notes                                                                                450,000             --
Noncurrent liabilities and other                                                                       151,777        172,495
                                                                                                   -----------    -----------
         Total liabilities                                                                           1,415,011      1,285,917
                                                                                                   -----------    -----------
Shareholders' equity:
   Preferred Shares - Authorized 25,000 shares;(pound)0.01 par value; 0 shares
     issued and outstanding                                                                                 --             --
   Ordinary Shares - Authorized 550,000 shares;(pound)0.01 par value; 224,854 and
     223,790 issued and 206,135 and 216,058 outstanding, respectively                                    3,599          3,580
   Additional paid-in capital                                                                        1,836,743      1,820,956
   Treasury stock, at cost - 18,719 and 7,732 Ordinary Shares, respectively                           (402,360)      (109,281)
   Accumulated other comprehensive (loss) income                                                          (358)         3,715
   Unearned compensation                                                                                  (571)            --
   Retained earnings (accumulated deficit)                                                              45,908       (127,370)
                                                                                                   -----------    -----------
         Total shareholders' equity                                                                  1,482,961      1,591,600
                                                                                                   -----------    -----------
         Total liabilities and shareholders' equity                                                $ 2,897,972    $ 2,877,517
                                                                                                   ===========    ===========

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                                 AMDOCS LIMITED

                  CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

                      (in thousands, except per share data)


                                               Three months ended        Nine months ended
                                                    June 30,                 June 30,
                                            -----------------------   -----------------------
                                                2004         2003         2004         2003
                                            ----------   ----------   ----------   ----------
Revenue:
  License (*)                               $   17,298   $   11,491   $   52,026   $   51,176
  Service (*)                                  432,926      365,677    1,269,251    1,020,392
                                            ----------   ----------   ----------   ----------
                                               450,224      377,168    1,321,277    1,071,568
                                            ----------   ----------   ----------   ----------
Operating expenses:
  Cost of license                                1,448        1,455        3,807        4,137
  Cost of service                              283,109      230,323      833,470      646,389
  Research and development                      31,665       29,941       92,247       88,888
  Selling, general and administrative           52,745       50,943      159,078      153,644
  Amortization of purchased intangible           4,558        4,524       13,423       14,303
     assets
  Restructuring charges                           --           --           --          9,956
                                            ----------   ----------   ----------   ----------
                                               373,525      317,186    1,102,025      917,317
                                            ----------   ----------   ----------   ----------

Operating income                                76,699       59,982      219,252      154,251

Interest income and other, net (*)                 121        3,269        2,899       12,432
                                            ----------   ----------   ----------   ----------
Income before income taxes                      76,820       63,251      222,151      166,683
Income taxes                                    16,900       15,813       48,873       41,671
                                            ----------   ----------   ----------   ----------
Net income                                  $   59,920   $   47,438   $  173,278   $  125,012
                                            ==========   ==========   ==========   ==========

Basic earnings per share                    $     0.29   $     0.22   $     0.82   $     0.58
                                            ==========   ==========   ==========   ==========

Diluted earnings per share                  $     0.28   $     0.21   $     0.80   $     0.57
                                            ==========   ==========   ==========   ==========

Basic weighted average number of shares
   outstanding                                 206,093      215,938      210,409      215,786
                                            ==========   ==========   ==========   ==========

Diluted weighted average number of shares
   outstanding                                 211,801      220,792      216,186      218,953
                                            ==========   ==========   ==========   ==========

     (*) See Note 4.


   The accompanying notes are an integral part of these consolidated financial statements.

                                 AMDOCS LIMITED

      CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (UNAUDITED)

                                 (in thousands)


                                      Ordinary Shares        Additional                       Accumulated Other
                                   ---------------------      Paid-in         Treasury          Comprehensive
                                    Shares       Amount       Capital          Stock            (Loss) Income
                                   --------    ---------    -----------    -------------    --------------------

Balance as of September
   30, 2003                        216,058       $ 3,580    $ 1,820,956    $ (109,281)           $  3,715
Comprehensive income:
  Net income                          --            --             --            --                  --
  Unrealized loss on
     foreign currency
     hedging contracts,
     net of $(991) tax                --            --             --            --                (2,846)
  Unrealized loss on cash
     equivalents and
     short-term
     interest-bearing
     investments, net of
     $(348) tax                       --            --             --            --                (1,227)

  Comprehensive income


Issuance of ordinary                   561          --              747        14,392                --
   shares related to
   acquisition, net
Employee stock options
   exercised                         1,064            19         11,345          --                  --
Tax benefit of stock
   options exercised                  --            --            2,738          --                  --
Repurchase of ordinary
   shares                          (11,548)         --             --        (307,471)               --
Expense related to vesting
   of stock options                   --            --                6          --                  --
Stock options granted                 --            --              951          --                  --
Amortization of unearned
   compensation                       --            --             --            --                  --
                                   -------       -------    -----------    ----------           ---------
Balance as of June 30, 2004        206,135       $ 3,599    $ 1,836,743    $ (402,360)          $    (358)
                                   =======       =======    ===========    ==========           =========


                                                    Retained
                                                    Earnings
                                  Unearned        (Accumulated      Accumulated
                                 Compensation        Deficit)         Equity
                               ---------------   ---------------   ---------------
Balance as of September
   30, 2003                      $      --       $  (127,370)       $ 1,591,600
Comprehensive income:
  Net income                            --           173,278            173,278
  Unrealized loss on
     foreign currency
     hedging contracts,
     net of $(991) tax                  --              --               (2,846)
  Unrealized loss on cash
     equivalents and
     short-term
     interest-bearing
     investments, net of
     $(348) tax                         --              --               (1,227)
                                                                    -----------
  Comprehensive income                                                  169,205
                                                                    -----------
Issuance of ordinary                    --              --               15,139
   shares related to
   acquisition, net
Employee stock options
   exercised                            --              --               11,364
Tax benefit of stock
   options exercised                    --              --                2,738
Repurchase of ordinary
   shares                               --              --             (307,471)
Expense related to vesting
   of stock options                     --              --                    6
Stock options granted                   (951)           --                 --
Amortization of unearned
   compensation                          380            --                  380
                                 -----------     -----------        -----------
Balance as of June 30, 2004      $      (571)    $    45,908        $ 1,482,961
                                 ===========     ===========        ===========

As of June 30, 2004 and September 30, 2003, accumulated other comprehensive
(loss) income is comprised of unrealized gain on derivatives, net of tax, of $837 and $3,683, respectively, and unrealized (loss) gain on cash equivalents and short-term interest-bearing investments, net of tax, of $(1,195) and $32, respectively.

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                                 AMDOCS LIMITED

                CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

                                 (in thousands)

                                                          Nine months ended June 30,
                                                          --------------------------
                                                              2004           2003
                                                          -----------    -----------
Cash Flow from Operating Activities:
Net income                                                $   173,278    $   125,012
Reconciliation of net income to net cash provided by
   operating activities:
   Depreciation and amortization                               76,944         69,973
   (Gain) loss on sale of equipment                              (444)           427
   Gain on repurchase of 2% convertible notes                     (13)          --
   Deferred income taxes                                       (8,093)        10,556
   Tax benefit of stock options exercised                       2,738            221
   Realized  loss from short-term interest-bearing
     investments                                                1,039            199
Net changes in operating assets and liabilities, net of
   amounts acquired:
   Accounts receivable                                        (69,503)        32,365
   Prepaid expenses and other current assets                   14,879        (12,597)
   Other noncurrent assets                                    (41,941)       (18,795)
   Accounts payable and accrued expenses                       32,947         20,436
   Deferred revenue                                            54,543         47,889
   Income taxes payable                                        27,735          5,411
   Noncurrent liabilities and other                            (6,442)         2,920
                                                          -----------    -----------
Net cash provided by operating activities                     257,667        284,017
                                                          -----------    -----------

Cash Flow from Investing Activities:
Proceeds from sale of equipment, vehicles and leasehold
   improvements                                                 1,841          1,710
Payments for purchase of equipment, vehicles, leasehold
   improvements and other                                     (33,532)       (47,192)
Proceeds from sale of short-term interest-bearing
   investments                                                863,304        631,845
Purchase of short-term interest-bearing investments        (1,158,407)      (637,148)
(Cash paid for) reimbursement of cash in acquisition          (10,567)        11,111
                                                          -----------    -----------
Net cash used in investing activities                        (337,361)       (39,674)
                                                          -----------    -----------

Cash Flow from Financing Activities:
Proceeds from employee stock options exercised                 11,364          2,024
Net proceeds from issue of long-term 0.50% convertible
   notes                                                      441,736           --
Repurchase of ordinary shares                                (307,471)          --
Redemption of 2% convertible notes                           (395,110)          --
Repurchase of 2% convertible notes                             (4,987)          --
Borrowings under financing arrangements                           910           --
Principal payments under financing arrangements                (1,651)          --
Principal payments on capital lease obligations               (20,251)        (7,714)
                                                          -----------    -----------
Net cash used in financing activities                        (275,460)        (5,690)
                                                          -----------    -----------

Net (decrease) increase in cash and cash equivalents         (355,154)       238,653
Cash and cash equivalents at beginning of period              847,600        466,655
                                                          -----------    -----------
Cash and cash equivalents at end of period                $   492,446    $   705,308
                                                          ===========    ===========

Supplementary Cash Flow Information
Cash paid for:
   Income taxes, net of refunds                           $    22,734    $    25,611
   Interest                                                     9,733          9,323

 Non-Cash Investing and Financing Activities

In the nine months ended June 30, 2004, the Company issued 561 ordinary shares in connection with the acquisition of XACCT (as defined below). See Note 10.

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                                 AMDOCS LIMITED

              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

         (dollar and share amounts in thousands, except per share data)

1.   Basis of Presentation

         Amdocs Limited (the "Company") is a leading provider of software products and services to the communications industry. The Company and its subsidiaries operate in one operating segment, providing integrated customer management systems and related services primarily for the communications industry. The Company designs, develops, markets, implements, supports and operates information systems solutions, including Managed Services, primarily for leading communications companies throughout the world.

         The unaudited consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). In the opinion of the Company's management, all adjustments considered necessary for a fair presentation of the unaudited interim consolidated financial statements have been included herein and are of a normal recurring nature.

         The preparation of financial statements during interim periods requires management to make numerous estimates and assumptions that impact the reported amounts of assets, liabilities, revenue and expenses. Estimates and assumptions are reviewed periodically and the effect of revisions is reflected in the results of operations of the interim periods in which changes are determined to be necessary.

         The results of operations for the interim periods presented herein are not necessarily indicative of the results to be expected for the full fiscal year. These statements do not include all information and footnotes necessary for a complete presentation of financial position, results of operations and cash flows in conformity with GAAP. These statements should be read in conjunction with the Company's consolidated financial statements for the fiscal year ended September 30, 2003, set forth in the Company's Annual Report on Form 20-F filed on December 24, 2003 with the Securities and Exchange Commission.

         Reclassification

         Certain prior year amounts have been reclassified to conform to the current year presentation.

2.       Significant Accounting Policy

         Accounting for Stock-Based Compensation

         The Company follows Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" in accounting for its employee stock options. Pursuant to this accounting standard, the Company records deferred compensation for share options granted to employees at the date of grant based on the difference between the exercise price of the options and the market value of the underlying shares at that date. Deferred compensation is amortized to compensation expense over the vesting period of the underlying options. Employee stock-based compensation cost of $354 and $380 is reflected in net income for the three months and nine months ended June 30, 2004, respectively. No employee stock-based compensation cost was reflected in net income for the three months and nine months ended June 30, 2003.

         As presented below, the Company determined net income and earnings per share information as if the fair value method described in Statements of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation", as amended by SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an Amendment of Financial Accounting Standards Board Statement No. 123", had been applied to its employee stock-based compensation. The Company utilized the Black-Scholes option-pricing model to estimate fair value, which is one of several methods that can be used under SFAS No. 123. The Black-Scholes option valuation model was developed for use

                                 AMDOCS LIMITED

         (dollar and share amounts in thousands, except per share data)


     in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Option valuation models require the input of highly subjective assumptions, including the expected share price volatility. The Company's options have characteristics significantly different from those of traded options, and changes in the subjective input assumptions can materially affect the fair value estimates.

         The fair value of options granted was estimated at the date of grant using the Black-Scholes pricing model with the following assumptions for the presented periods (all in weighted averages):

                                                       Three months ended                 Nine months ended
                                                            June 30,                          June 30,
                                                --------------------------------- ----------------------------------
                                                     2004             2003             2004              2003
                                                ---------------  ---------------- ----------------  ----------------


       Risk-free interest rate                          3.10%            2.56%            2.14%             2.70%
       Expected life of options                         3.00             2.98             3.00              2.93
       Expected annual volatility                       44.1%            51.1%            44.3%             57.0%
       Expected dividend yield                          None             None             None              None

       Fair value per option                      $     11.2      $      7.01       $     10.4       $      5.02

         The following table sets forth the pro forma effect of applying SFAS No. 123 on net income and earnings per share for the three months and nine months ended June 30, 2004 and 2003:

                                                        Three months ended                 Nine months ended
                                                             June 30,                          June 30,
                                                  -------------------------------   --------------------------------
                                                      2004             2003             2004              2003
                                                  -------------    --------------   --------------    --------------

       Net income, as reported                    $    59,920      $     47,438     $    173,278      $    125,012
       Add: Stock-based employee
             compensation expense included
             in net income, net of related
             tax effects                                  276                 4              301                23
       Less: Total stock-based employee
             compensation expense
             determined under fair value
             method for all awards, net of
             related tax effects                       (7,131)          (17,182)         (26,335)          (47,189)
                                                  -----------      ------------     ------------      ------------
       Pro forma net income                       $    53,065      $     30,260     $    147,244      $     77,846
                                                  ===========      ============     ============      ============
       Basic earnings per share:
           As reported                            $      0.29      $       0.22     $       0.82      $       0.58
                                                  ===========      ============     ============      ============
           Pro forma                              $      0.26      $       0.14     $       0.70      $       0.36
                                                  ===========      ============     ============      ============
       Diluted earnings per share:
           As reported                            $      0.28      $       0.21     $       0.80      $       0.57
                                                  ===========      ============     ============      ============
           Pro forma                              $      0.25      $       0.14     $       0.68      $       0.36
                                                  ===========      ============     ============      ============

         The pro forma results for the three months and nine months ended June 30, 2003 have been revised due to a correction of the stock based employee compensation expense amounts for such periods. These corrections resulted in a decrease in pro forma net income of $15,499 and $32,552 in the three months and nine months ended June 30, 2003, respectively, and a decrease in pro forma diluted earnings per share of $0.07 and $0.15 in the three months and nine months ended June 30, 2003, respectively. The correction for fiscal 2003 resulted in a decrease in pro forma net income of $33,732 and a decrease in pro forma diluted earnings per share of $0.15. The Company has analyzed the impact of the correction only for the aforementioned periods.

                                 AMDOCS LIMITED

         (dollar and share amounts in thousands, except per share data)


3.       New Accounting Standards

         Variable Interest Entities

         In January 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46 ("FIN No. 46"), "Consolidation of Variable Interest Entities", which was further revised in December 2003. FIN No. 46 requires the consolidation of entities in which an enterprise absorbs a majority of the entity's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. FIN No. 46 currently has no effect on the Company's consolidated financial position and results of operations.

4.       Related Party Transactions

         The Company had licensed software and provided computer systems integration and related services to Certen Inc. ("Certen") prior to the acquisition of the remaining 90% of Certen by the Company on July 2, 2003 (see Note 10). As a result of the acquisition of the remaining 90% of Certen by the Company, commencing on the acquisition date, the fair market value of Certen's assets and liabilities has been included in the Company's consolidated balance sheet and the results of Certen's operations are included in the Company's consolidated statements of income. Certen is now a wholly owned subsidiary of the Company, and Certen ceased to be a related party as of July 2, 2003, according to SFAS No. 57, "Related Party Disclosures".

         The following related party revenue is included in the statements of income for the three months and nine months ended June 30, 2003:

                                              Three months        Nine months
                                                 ended               ended
                                                June 30,            June 30,
                                             --------------    -----------------
                                                  2003                2003
                                             --------------    -----------------
       Revenue:
            License                          $        583      $      3,827
            Service                                32,374            84,122


         The following related party expense is included in the statements of income for the three months and nine months ended June 30, 2003:

                                              Three months        Nine months
                                                ended               ended
                                                June 30,            June 30,
                                             ---------------    ----------------
                                                  2003               2003
                                             ---------------    ----------------
       Interest income and other, net (1)    $        564       $     1,662

(1) Represents interest and exchange rate differences, net of hedging, on the convertible debentures of Certen. Absent hedging, these amounts would be $4,733 and $9,344 for the three and nine months ended June 30, 2003, respectively.

                                 AMDOCS LIMITED

         (dollar and share amounts in thousands, except per share data)

5.  Accounts Receivable, Net

         Accounts receivable, net consists of the following:


                                                           As of
                                              ---------------------------------
                                                 June 30,         September 30,
                                                   2004               2003
                                              -------------       -------------

          Accounts receivable -billed         $     269,660       $     200,220
          Accounts receivable -unbilled              16,086              16,072
          Less - allowances                         (15,186)            (18,018)
                                              -------------       -------------
          Accounts receivable, net            $     270,560       $     198,274
                                              =============       =============


6.  Comprehensive Income

         Comprehensive income represents the change in shareholders' equity during a period from transactions and other events and circumstances from nonowner sources. It includes all changes in equity except those resulting from investments by owners and distributions to owners.

         The following table sets forth the reconciliation from net income to comprehensive income for the following periods:


                                                        Three months ended                 Nine months ended
                                                             June 30,                          June 30,
                                                  -----------------------------     ------------------------------
                                                      2004             2003             2004              2003
                                                  -----------      ------------     ------------      ------------
       Net income                                 $    59,920      $     47,438     $    173,278      $    125,012
       Other comprehensive income (loss):
           Unrealized income (loss) on
            foreign currency hedging
            contracts, net of tax                       2,716             6,151           (2,846)           15,285
          Unrealized loss on short-term
            interest-bearing investments,
            net of tax                                 (1,687)             (882)          (1,227)           (1,931)
                                                  -----------      ------------     ------------      ------------
       Comprehensive income                       $    60,949      $     52,707     $    169,205      $    138,366
                                                  ===========      ============     ============      ============

7.  Income Taxes

         The provision for income taxes for the following periods consisted of:

                                                        Three months ended                  Nine months ended
                                                             June 30,                           June 30,
                                                  ------------------------------     ------------------------------
                                                      2004              2003             2004             2003
                                                  -----------      -------------     -------------    -------------
       Current                                    $    32,755      $      10,571     $     56,966      $     31,115
       Deferred                                       (15,855)             5,242          (8,093)            10,556
                                                  -----------      -------------     ------------      ------------
                                                  $    16,900      $      15,813     $     48,873      $     41,671
                                                  ===========      =============     ============      ============

                                 AMDOCS LIMITED

         (dollar and share amounts in thousands, except per share data)


         The effective income tax rate varied from the statutory Guernsey tax rate as follows for the following periods:

                                                         Three months ended                  Nine months ended
                                                              June 30,                            June 30,
                                                  -------------------------------      -------------------------------
                                                       2004              2003              2004              2003
                                                  -------------      ------------      ------------       ------------

       Statutory Guernsey tax rate                         20%               20%                20%               20%
       Guernsey tax-exempt status                         (20)              (20)               (20)              (20)
       Foreign taxes                                       22                25                 22                25
                                                    ----------       -----------         ----------         ---------
       Effective income tax rate                           22%               25%                22%               25%
                                                    ==========       ===========         ==========         =========

        As a Guernsey corporation with tax-exempt status, the Company's overall effective tax rate is attributable solely to foreign taxes and for fiscal year 2004 is expected to approximate 22%.

8.  Earnings Per Share

       The following table sets forth the computation of basic and diluted earnings per share:

                                                          Three months ended                  Nine months ended
                                                               June 30,                            June 30,
                                                   ---------------------------------    -----------------------------
                                                        2004               2003             2004              2003
                                                   -------------       -------------    -----------       -----------

       Numerator:
          Net income                               $   59,920          $   47,438       $   173,278       $  125,012
                                                   ===========         ==========       ===========       ==========

       Denominator:

         Denominator for basic earnings per
         share-
           weighted average number of shares
         outstanding (1)                               206,093            215,938           210,409          215,786

         Effect of dilutive stock options
         granted                                         5,708              4,854             5,777            3,167
                                                   -----------          ---------        ----------        ---------
         Denominator for diluted earnings per
         share -
           adjusted weighted average shares and
           assumed conversions (1)                     211,801            220,792           216,186          218,953
                                                   ===========         ==========       ===========       ==========

         Basic earnings per share                  $      0.29         $     0.22       $      0.82      $      0.58
                                                   ===========         ==========       ===========      ===========

         Diluted earnings per share                $      0.28         $     0.21       $      0.80      $      0.57
                                                   ===========         ==========       ===========      ===========

        (1) The weighted average number of shares outstanding during the three months and nine months ended June 30, 2003 includes exchangeable shares held by shareholders of Amdocs Canada, Inc. (formerly
            Solect Technology Group Inc. ("Solect")) pursuant to the Company's acquisition of Solect in April 2000, which were exchangeable for the Company's ordinary shares on a one-for-one basis. As of August 2003, none of the exchangeable shares remained outstanding.

         The effect of the 2% Convertible Notes due June 1, 2008 issued by the Company in May 2001 (the "2% Notes") on diluted earnings per share was anti-dilutive for the three months and nine months ended June 30, 2004 and 2003, and, therefore, was not included in the above calculation. The effect of the 0.50% Convertible Senior Notes due 2024 (the "0.50% Notes") issued by the Company in March 2004 on diluted earnings per share was not included in the above calculation due to the conditions on their conversion (see
     Note 11). The weighted average effect of the repurchase of ordinary shares by the Company has been included in the calculation of basic earnings per share.

                                 AMDOCS LIMITED

         (dollar and share amounts in thousands, except per share data)


9.   Repurchase of Securities

         Ordinary Shares

         On November 5, 2003, the Company announced that its board of directors had authorized a share repurchase program of up to 5,000 ordinary shares during fiscal 2004. The authorization permits the Company to purchase ordinary shares in the open market or in privately negotiated transactions and at prices the Company deems appropriate. The Company stated that one of the main purposes of the repurchase program was to offset the dilutive effect of any future share issuances, including issuances pursuant to employee equity plans or in connection with acquisitions. During the three months ended December 31, 2003 the Company repurchased 4,990 ordinary shares under this repurchase program, for an aggregate purchase price of $123,993. No share repurchases under this program were made in the six months ended June 30, 2004.

         In connection with the Company's acquisition of XACCT Technologies Ltd. (see Note 10), the Company's board of directors approved the repurchase of ordinary shares to offset the dilutive effect of share issuances in the acquisition. The closing of the acquisition occurred in February 2004, and the Company repurchased 484 ordinary shares in February 2004 for an aggregate purchase price of $13,417.

         In connection with the Company's issuance of the 0.50% Notes (see Note
     11), the board of directors approved the repurchase of ordinary shares sold short by purchasers of the 0.50% Notes in negotiated transactions, concurrently with the sale of the notes, to offset the dilutive effect of the ordinary shares issuable upon conversion of the 0.50% Notes. The closing of the sale of the 0.50% Notes occurred in March 2004, and the Company repurchased 6,074 ordinary shares for an aggregate purchase price of $170,061, out of the 10,436 ordinary shares issuable upon conversion of the 0.50% Notes, based on a conversion rate of 23.1911 shares per $1,000 principal amount.

         On July 28, 2004 the Company announced that its board of directors had extended the Company's share repurchase program by authorizing the repurchase of up to $100,000 of its outstanding ordinary shares. The authorization permits the Company to purchase its ordinary shares in open market or privately negotiated transactions at times and prices considered appropriate by the Company. As of August 10, 2004, the Company had repurchased 2,219 ordinary shares under this repurchase program, for an aggregate purchase price of $46,811.

         Convertible Notes

         In July 2002, the board of directors authorized the Company to repurchase its outstanding 2% Notes, in such amounts, at such prices and at such times considered appropriate by the Company. During the three months ended December 31, 2003, the Company repurchased $5,000 aggregate principal amount of the 2% Notes for an aggregate purchase price of $4,987. During fiscal 2003 and 2002, the Company repurchased $99,546 aggregate principal amount of the 2% Notes for an aggregate purchase price of $93,087.

         On June 1, 2004, the Company completed a cash offer for the 2% Notes. Pursuant to the indenture for the 2% Notes, each holder of the 2% Notes had the right to require the Company to repurchase on June 1, 2004 all or any part of such holder's notes at a price equal to 100% of the principal amount plus accrued and unpaid interest. Under the terms of the 2% Notes, the Company had the option to pay for the 2% Notes with cash, ordinary shares, or a combination of cash and ordinary shares. The Company elected to pay for the notes solely with cash. The Company accepted for payment $395,110 principal amount of 2% Notes surrendered for repurchase pursuant to the offer. The untendered $344 principal amount of 2% Notes will remain as obligations of the Company, due June 1, 2008, in accordance with

                                 AMDOCS LIMITED

         (dollar and share amounts in thousands, except per share data)

     their terms, and are included in "Noncurrent liabilities and other" in the accompanying consolidated balance sheet as of June 30, 2004.

     10. ACQUISITIONS

         CERTEN INC.

         On July 2, 2003, the Company acquired from Bell Canada ("Bell") its 90% ownership interest in Certen (renamed Amdocs Canada Managed Services, Inc.) for approximately $66,000 in cash. In addition, the Company had related transaction costs of approximately $3,000. The Company and Bell formed Certen in January 2001 to provide customer care and billing solutions to Bell and a number of Bell's affiliated companies. Prior to this acquisition, the Company owned 10% of Certen. As a result of the acquisition, Certen is now a wholly owned subsidiary of the Company. Since Certen's inception, the Company has provided customer care and billing software required by Certen, including related customization, installation, maintenance and other services. This acquisition expanded the Company's Managed Services offerings and positioned it as a major provider of Managed Services to the communications industry, and was its next logical step in the evolution of its relationship with Bell. In addition, as a result of this acquisition, the Company continued to develop an integrated billing platform to replace legacy systems built on a product-by-product basis. Following the acquisition, Certen continued to provide Managed Services to Bell as it did prior to the acquisition, and the wholly owned subsidiary contributes a positive cash flow to the Company. The acquisition did not affect the Company's liquidity position. The fair market value of Certen's assets and liabilities has been included in the Company's consolidated balance sheet and the results of Certen's operations have been included in the Company's consolidated statements of income, commencing on July 2, 2003.

         The following is the revised allocation of the purchase price and deferred tax liability:

           Purchase price                                                                $    65,887
              Estimated transaction costs                                                      2,925
                                                                                         -----------
              Total purchase price                                                            68,812
              Write-off of deferred revenue and allowance on Amdocs books, net of
                tax                                                                          (33,666)
                                                                                         -----------
              Net amount for purchase price allocation                                   $    35,146
                                                                                         ===========

           Allocation of purchase price:
              90% tangible assets acquired, net of capitalized Amdocs system on
                Certen's books                                                           $    80,929
              90% liabilities assumed                                                       (241,460)
                                                                                         -----------
              Net liabilities acquired                                                      (160,531)

              Customer arrangement                                                            36,385
              Adjustment to fair value of pension and other post-employment benefit
                liabilities                                                                  (12,605)
              EITF 95-3 and other liabilities                                                 (2,857)
              Deferred taxes resulting from the difference between the assigned value of certain assets and liabilities and their respective tax
                bases                                                                         73,673
                                                                                         -----------
              Net fair value of liabilities acquired                                         (65,935)
              Goodwill                                                                       101,081
                                                                                         -----------
                                                                                         $    35,146
                                                                                         ===========

                                 AMDOCS LIMITED

         (dollar and share amounts in thousands, except per share data)


         The following table sets forth the unaudited pro forma revenue, operating income, net income and earnings per share figures for the three months and nine months ended June 30, 2003, as if Certen had been acquired as of October 1, 2001:

                                                  THREE MONTHS   NINE MONTHS
                                                      ENDED         ENDED
                                                  ------------   -----------
                                                         JUNE 30, 2003
                                                  --------------------------
         Revenue                                  $ 432,383      $ 1,210,198
         Operating income                            51,727          129,381
         Net income                                  40,883          104,107
         Basic earnings per share                      0.19             0.48
         Diluted earnings per share                    0.19             0.48

         XACCT TECHNOLOGIES LIMITED

         On February 19, 2004, the Company acquired XACCT Technologies Ltd. ("XACCT"), a privately-held provider of mediation software to communications service providers. The Company acquired XACCT's outstanding shares for $28,425, of which $13,286 was paid in cash and the balance in 561 of the Company's ordinary shares. In addition, the Company had related transaction costs of approximately $750. This acquisition further expands the scope of the Company's billing capabilities in the network mediation space, enabling the collection, formatting and distribution of network usage events. With this acquisition, the Company achieves the capability to support end-to-end event processing, from network mediation through billing, for voice, data, content and commerce prepaid and postpaid transactions. The Company repurchased 484 ordinary shares in February 2004 to offset the dilutive effect of shares issued in the acquisition. The fair market value of XACCT's assets and liabilities has been included in the Company's balance sheet and the results of XACCT's operations have been included in the Company's consolidated statements of income, commencing on February 19, 2004.

         The following is the revised preliminary allocation of the purchase price and deferred tax assets:


           Net assets acquired                                   $   551
           Technology                                              9,209
           Customer arrangements                                   1,064
           Deferred tax assets                                     8,164
           Goodwill                                               10,187
                                                                 -------
                                                                 $29,175
                                                                 =======

         Pro forma information on the Company's consolidated results of operations for the nine months and three months ended June 30, 2004 and 2003 to reflect the XACCT acquisition is not presented, as its results of operations during such periods are not material to the Company's consolidated results of operations.

                                 AMDOCS LIMITED

         (dollar and share amounts in thousands, except per share data)


11.  0.50% Convertible Senior Notes Due 2024

         In March 2004, the Company issued $450,000 aggregate principal amount of 0.50% Notes. The Company is obligated to pay interest on the 0.50% Notes semi-annually on March 15 and September 15 of each year. The 0.50% Notes are senior unsecured obligations of the Company and rank equal in right of payment with all existing and future senior unsecured indebtedness of the Company. The 0.50% Notes are convertible, at the option of the holders at any time before the maturity date, into ordinary shares of the Company at a conversion rate of 23.1911 shares per one thousand dollars principal amount, representing a conversion price of approximately $43.12 per share, as follows: (i) during any fiscal quarter commencing after March 31, 2004, and only during that quarter if the closing sale price of the Company's ordinary shares exceeds 130% of the conversion price for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the proceeding fiscal quarter (initially 130% of $43.12, or $56.06);
     (ii) upon the occurrence of specified credit rating events with respect to the notes; (iii) subject to certain exceptions, during the five business day period after any five consecutive trading day period in which the trading price per note for each day of that measurement period was less than 98% of the product of the closing sale price of the Company's ordinary shares and the conversion rate; provided, however, holders may not convert their notes (in reliance on this subsection) if on any trading day during such measurement period the closing sale price of the Company's ordinary shares was between 100% and 130% of the then current conversion price of the notes (initially, between $43.12 and $56.06); (iv) if the notes have been called for redemption, or (v) upon the occurrence of specified corporate events. The 0.50% Notes are subject to redemption at any time on or after March 20, 2009, in whole or in part, at the option of the Company, at a redemption price of 100% of the principal amount plus accrued and unpaid interest, if any, on such redemption date. The 0.50% Notes are subject to repurchase, at the holders' option, on March 15, 2009, 2014 and 2019, at a repurchase price equal to 100% of the principal amount plus accrued and unpaid interest, if any, on such repurchase date. The Company may choose to pay the repurchase price in cash, ordinary shares or a combination of cash and ordinary shares.

12.  Operational Efficiency and Cost Reduction Programs

         Fiscal Year Ended September 30, 2003

         In the first quarter of fiscal 2003, the Company implemented a series of measures designed to reduce costs and improve productivity, with targeted quarterly savings of approximately $8,000. As part of this plan, the Company reduced its workforce by approximately 400 employees, representing approximately 4% of the Company's worldwide workforce of 9,000 full-time employees, vacated facilities in different centers around the world and implemented other cost reduction measures, including travel cuts and reduction in other discretionary costs.

         The restructuring charge associated with these actions and recorded in the first quarter of fiscal 2003 was $9,956. Approximately $5,816 of the total charge was paid in cash as of June 30, 2004. The remainder of the charge, comprised of facility related costs, is expected to be paid out through June 2008.

         Details of $9,956 Restructuring Charge:

         The Company recorded a charge of $4,011 related to employee separation costs in connection with the termination of employment of software information technology specialists and administrative professionals from various locations around the world. The Company recorded a charge of $4,022 related to facilities, representing rent obligations relating to vacated facilities in Raanana, Israel and St. Louis,

                                 AMDOCS LIMITED

         (dollar and share amounts in thousands, except per share data)

     Missouri. The Company also recorded a provision of $1,829 for asset write-offs, principally for leasehold improvements in Raanana, Israel and St. Louis, Missouri that were abandoned.

         The first quarter of fiscal 2003 restructuring charge is comprised of the following as of June 30, 2004:

                                          EMPLOYEE
                                        SEPARATION                       ASSET
                                            COSTS      FACILITIES     WRITE-OFFS      OTHER       TOTAL
                                        ----------    -----------    -----------    --------    --------
       Balance as of October 1,
          2002                          $      --     $     --       $     --       $     --    $     --
       Charges                              4,011        4,022          1,829             94       9,956
       Cash payments                       (3,890)        (467)            --            (94)     (4,451)
       Non cash                                --           --         (1,829)            --      (1,829)
       Adjustments                             38         (453)            --             --        (415)
                                        ---------     --------       --------       --------    --------
       Balance as of September 30,
          2003                                159        3,102             --             --       3,261
       Cash payments                         (167)      (1,198)            --             --      (1,365)
       Adjustments                              8           --             --             --           8
                                        ---------     --------       --------       --------    --------
       Balance as of June 30, 2004      $      --     $  1,904       $     --       $     --    $  1,904
                                        =========     ========       ========       ========    ========

         The financial savings of these actions, of approximately $8,000 quarterly commencing in the second quarter of 2003, is reflected as a reduction in operating expense. These cost savings may not be permanent as increased activity levels resulting from, among other factors, acquisitions, new Managed Services agreements and increased revenue, may require an increase in headcount and other increased spending.

         Fiscal Year Ended September 30, 2002

         In the fourth quarter of fiscal 2002, the Company implemented a cost reduction program targeted to reduce costs by approximately $30,000 quarterly in response to a decline of the forecasted revenue for the third and fourth quarters of fiscal 2002. The decline resulted from, among other factors, slowdowns in customer buying decisions in the third quarter of fiscal 2002, stemming from overall reductions in the capital investment budgets of many communications service providers, leading to fewer new contracts than expected, as well as from smaller than expected initial spending commitments and reduced discretionary spending under contracts with some customers.

         The restructuring charge associated with these actions and recorded in the fourth quarter of fiscal 2002 was $20,919. Approximately $16,957 of the total charge was paid in cash as of June 30, 2004. The remainder of the charge, comprised of facility related costs, is expected to be paid out through April 2012.

         Details of $20,919 Restructuring Charge:

         The Company recorded a charge of $11,353 related to employee separation costs in connection with the termination of employment of approximately 1,000 employees, representing approximately 10% of the Company's worldwide workforce of 9,900 full-time employees. The actual number of employees terminated approximated original estimates. There was not a single group of employees or business function that was solely impacted by these measures; instead it impacted information technology specialists and administration professionals across a broad range of functions according to the areas with reduced activities. The Company recorded a charge of $7,880 related to facilities, representing rent obligations relating to vacated facilities in various locations in Canada, Israel and the United States.

                                 AMDOCS LIMITED

         (dollar and share amounts in thousands, except per share data)


     The Company also recorded a provision of $1,584 for asset write-offs, principally for leasehold improvements in Canada, Israel and the United States that were abandoned.

         The fourth quarter of fiscal 2002 restructuring charge is comprised of the following as of June 30, 2004:

                                          Employee
                                         Separation                          Asset
                                           Costs          Facilities        Write-offs        Other            Total
                                        -------------    -------------    -------------    -------------    -------------
       Balance as of October 1,
          2001                          $       -        $       -        $       -        $       -        $       -
       Charges                             11,353            7,880            1,584              102           20,919
       Cash payments                       (8,053)            (456)               -              (57)          (8,566)
       Non cash                                 -                -           (1,584)               -           (1,584)
                                        -------------    -------------    -------------    -------------    -------------
       Balance as of September 30,
          2002                              3,300            7,424                -               45           10,769
       Cash payments                       (3,240)          (4,082)               -              (45)          (7,367)
       Adjustments                             22             (148)               -                -             (126)
                                        -------------    -------------    -------------    -------------    -------------
       Balance as of September 30,
          2003                                 82            3,194                -                -            3,276
       Cash payments                            -           (1,024)               -                -           (1,024)
       Adjustments                            (82)              43                -                -              (39)
                                        -------------    -------------    -------------    -------------    -------------
       Balance as of June 30, 2004       $      -         $  2,213         $      -         $      -         $  2,213
                                        =============    =============    =============    =============    =============


         The financial savings of these actions of approximately $30,000 quarterly commencing in the first quarter of fiscal 2003, is reflected as a reduction in operating expense. These cost savings may not be permanent as increased activity levels resulting from, among other factors, acquisitions, Managed Services agreements and increased revenue, may require an increase in headcount and other increased spending.

         In the first quarter of fiscal 2002, as part of a plan to achieve increased operational efficiency and to more closely monitor and reduce costs, the Company consolidated its Stamford, Connecticut data center into its Champaign, Illinois facility and closed the Stamford facility.

         The restructuring charge associated with this action and recorded in the first quarter of fiscal 2002 was $13,311. Approximately $6,789 of the total charge was paid in cash as of June 30, 2004. The remainder of the charge, comprised of facility related costs, is expected to be paid out through August 2008.

         Details of $13,311 Restructuring charge:

         Approximately $6,255 of the total restructuring charge related to facilities and represented rent obligations outstanding for the Stamford site. Approximately $4,126 of the total restructuring charge related to the write-off of leasehold improvements at the Stamford site that were abandoned. The Company also recorded a provision of $2,530 related to employee separation costs in connection with the termination of employment of 166 employees.

                                 AMDOCS LIMITED

         (dollar and share amounts in thousands, except per share data)


         The restructuring charge related to the consolidation of the Stamford and Champaign facilities is comprised of the following as of June 30, 2004:

                                         Employee
                                        Separation                          Asset
                                          Costs          Facilities       Write-offs         Other             Total
                                        ----------       ----------      -----------        ---------        ---------
       Balance as of October 1,
          2001                           $      -         $      -         $      -         $      -         $      -
       Charges                              2,530            6,255            4,126              400           13,311
       Cash payments                       (2,473)          (2,592)               -               (5)          (5,070)
       Non cash                                 -                -           (4,126)               -           (4,126)
                                         --------         --------         --------         --------         --------
       Balance as of September 30,
          2002                                 57            3,663                -              395            4,115
       Cash payments                            -             (785)               -             (141)            (926)
       Adjustments                            (57)            (168)               -             (254)            (479)
                                         --------         --------         --------         --------         --------
       Balance as of September 30,
          2003                                  -            2,710                -                -            2,710
       Cash payments                            -             (793)               -                -             (793)
                                         --------         --------         --------         --------         --------
       Balance as of June 30, 2004       $      -         $  1,917         $      -         $      -         $  1,917
                                         ========         ========         ========         ========         ========


          The operating costs related to the Stamford site that were eliminated were approximately $8,500 in its last quarter of activity.

13.  Employee Benefits

         FASB Statement No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits", requires additional disclosures about assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other post-retirement benefit plans.

         As a result of the Company's acquisition of Certen (see Note 10) on July 2, 2003, the Company now maintains several non-contributory defined benefit plans that provide for pension, other retirement and post-employment benefits for Certen employees based on length of service and rate of pay. Contributions by the Company are based on various generally accepted actuarial methods and reflect actuarial assumptions concerning future investment returns, salary projections and future service benefits. Plan assets consist primarily of Canadian and other equities, government and corporate bonds, debentures and secured mortgages, which are held in units of the BCE Master Trust Fund, a trust established by Bell.

         The net periodic benefit cost under these plans for the three months and nine months ended June 30, 2004, was as follows:

                                               Three months ended                    Nine months ended
                                                 June 30, 2004                         June 30, 2004
                                        ------------------------------        -----------------------------
                                          Pension             Other             Pension            Other
                                          Benefits           Benefits           Benefits          Benefits
                                        -----------        -----------        -----------       -----------
     Service costs                      $       515        $        94        $     1,488       $       271
     Interest on benefit obligations            673                 97              1,943               279
     Expected return on plan assets            (575)                 -             (1,661)                -
                                        -----------        -----------        -----------       -----------
                                        $       613        $       191        $     1,770       $       550
                                        ===========        ===========        ===========       ===========

         For the three and nine months ended June 30, 2004, no contributions were made by the Company, although the Company expects that contributions for the fiscal year ending September 30, 2004 will approximate the net periodic benefit cost.

                                 AMDOCS LIMITED

         (dollar and share amounts in thousands, except per share data)


14.  Contingencies

         Legal Proceedings

         On December 2, 2003 the Company announced that the United States District Court for the Eastern District of Missouri had issued an order granting the Company's motion to dismiss the securities class action lawsuits that had been pending against the Company and certain of its directors and officers since June 2002. The court's order also directed that judgment be entered in favor of the defendants. The consolidated complaint filed in the action alleged that the Company and the individual defendants had made false or misleading statements about the Company's business and future prospects during a putative class period between July 18, 2000 and June 20, 2002. On December 29, 2003 the lead plaintiffs appealed to the United States Court of Appeals for the Eighth Circuit from the final judgment entered on December 1, 2003.

         The Company is involved in various other legal proceedings arising in the normal course of its business. Based upon the advice of counsel, the Company does not believe that the ultimate resolution of these matters will have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

         Securities and Exchange Commission Investigation

         The Company has been informed that the Midwest Regional Office of the SEC is conducting a private investigation into the events leading up to the Company's announcement in June 2002 of revised projected revenue for the third and fourth quarters of fiscal 2002. The investigation appears to be focused on, but is not explicitly limited to, the Company's forecasting beginning with its April 23, 2002 press release. Although the Company believes that it will be able to satisfy any concerns the SEC staff may have in this regard, the Company is unable to predict the duration, scope, or outcome of the investigation. The Company is cooperating fully with the SEC staff.

         Guarantor's Accounting and Disclosure Requirements for Guarantees

         The Company is a party to an agreement entered into prior to December 31, 2002 that includes an indemnification of one of its customers for any withholding tax that might be required under the customer's local tax laws from certain payments made to the Company under this agreement. The indemnification under this agreement expires in December 2005. As of June 30, 2004 and September 30, 2003, the maximum potential amount of the Company's future exposure under this guarantee as determined in accordance with Financial Accounting Standards Board Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" was $4,717.

         The Company generally sells its ClarifyCRM products with a limited warranty for a period of 90 days. The Company's policy is to accrue for warranty costs, if needed, based on historical trends in product failure. Based on the Company's experience, only minimal warranty services have been required and, as a result, the Company did not accrue any amounts for product warranty liability during the nine months ended June 30, 2004 and 2003.

         The Company generally indemnifies its customers against claims of intellectual property infringement made by third parties arising from the use of the Company's software. To date, the Company has incurred only minimal costs as a result of such obligations and has not accrued any liabilities related to such indemnification in its consolidated financial statements.

              OPERATING AND FINANCIAL REVIEW AND PROSPECTS FOR THE
                THREE AND NINE MONTH PERIODS ENDED JUNE 30, 2004


Introduction

     In this section, we discuss the general financial condition and the results of operations for Amdocs and its subsidiaries including:

    -    the factors that affect our business,

    - our revenue and costs for the nine months and three months ended June 30, 2004 and 2003,

    - the reasons why such revenue and costs were different from period to period,

    -    the sources of our revenue,

    -    how all of this affects our overall financial condition,

    - our expenditures for the nine months and three months ended June 30, 2004 and 2003, and

    - the sources of our cash to pay for future capital expenditures and possible acquisitions.

     In this section, we also analyze and explain the changes in the specific line items in our consolidated statements of income between the nine-month and three-month periods ended June 30, 2004 and 2003. You should read this section in conjunction with our consolidated financial statements.

Overview of Business and Trend Information

     Our market focus is primarily the communications industry, and we are a leading provider of software products and services to major communications companies in North America, Europe and the rest of the world. The products and services that we provide are known as integrated customer management systems, which we refer to as "Integrated Customer Management". Our Integrated Customer Management product offerings consist primarily of billing and customer relationship management systems, which we refer to, collectively, as "Customer Care and Billing Systems", or "CC&B Systems". We refer to customer relationship management products included within CC&B Systems as "CRM" products. Our portfolio of products also includes a full range of directory sales and publishing systems, which we refer to as "Directory Systems", for publishers of both traditional printed yellow page and white page directories and electronic Internet directories.

     Our Integrated Customer Management systems are designed to meet the mission-critical needs of leading communications service providers. We support a wide range of communications services, including wireline, wireless, voice, data, broadband, content, electronic and mobile commerce and Internet Protocol ("IP") based services. We also support companies that offer bundled or convergent service packages. Due to the complexity of our customers' projects and the expertise required for system support, we also provide extensive implementation, system integration, system modification, ongoing support, system enhancement and maintenance services. In addition, we offer Managed Services, which include a combination of services, such as system modernization and consolidation, management and operation of data centers, purchase and management of related hardware assets, billing operations and application support, in all cases on either or a combination of a fixed or unit charge basis to our customers.

     Our business is conducted on a global basis. We maintain five development facilities located in Israel, the United States, Cyprus, Ireland and Canada. Recently, we established a new development center in India. We expect this development center to grow and support the overall activity of our business worldwide, at comparatively lower operating costs.

     As part of our strategy, we may pursue acquisitions and other initiatives in order to offer new products or services or otherwise enhance our market position or strategic strengths.

     We derive our revenue principally from:

     - the initial sales of our products and related services, including license fees and modification, implementation and integration services,

     - providing Managed Services and other related services for our solutions, and

     - recurring revenue from ongoing support and maintenance provided to our customers, and from incremental license fees resulting from increases in a customer's business volume.

     Revenue is recognized only when all of the following conditions have been met: (i) there is persuasive evidence of an arrangement; (ii) delivery has occurred; (iii) the fee is fixed and determinable; and (iv) collectability of the fee is reasonably assured. We usually sell our software licenses as part of an overall solution offered to a customer, that combines the sale of software licenses with a broad range of services, which normally include significant customization, modification, implementation and integration. As a result, we generally recognize combined license and service revenue over the course of these long-term projects, using the percentage of completion method of accounting. Initial license fee revenue is recognized as work is performed, using the percentage of completion method of accounting. Subsequent license fee revenue is recognized upon completion of specified conditions in each contract, based on a customer's subscriber level or number of users when greater than the level specified in the contract for the initial license fee. Service revenue that involves significant ongoing obligations, including fees for software customization, implementation and modification, also is recognized as work is performed, under the percentage of completion method of accounting. Revenue from software solutions that do not require significant customization and modification is recognized upon delivery. In Managed Services contracts, we typically recognize revenue from the operation of a customer's system either ratably over the service period or as services are performed. Revenue from ongoing support services is recognized as work is performed. Revenue from third-party hardware and software sales is recognized upon installation and delivery, respectively. Maintenance revenue is recognized ratably over the term of the maintenance agreement. As a result of a significant portion of our revenue being subject to the percentage of completion accounting method, the size and timing of customer projects and our progress in completing such projects may significantly affect our annual and quarterly operating results.

     Our business is subject to the effects of general global economic conditions and, in particular, market conditions in the communications industry. As a result of the slowdown in the communications industry during the last two years, the market value, financial results and prospects, and capital spending levels of communications companies declined or degraded. The challenging environment in the communications industry significantly impacted our business. During the last two years, delays in customer buying decisions stemming from rigorous management of operating expenses and overall reductions in the capital investment budgets of many communications service providers led to fewer new contracts, as well as smaller initial spending commitments and reduced discretionary spending under contracts with some of our customers. As a result of the market conditions during fiscal 2002 mentioned above, our revenue in the fiscal 2002 third quarter decreased by more than $75 million from the previous quarter. Revenue continued to decline in the fourth quarter of fiscal 2002 and the first quarter of fiscal 2003. During calendar 2003, the market began to stabilize. As a result, we resumed sequential revenue growth in the second quarter of fiscal 2003. During the nine months ended June 30, 2004, communications service providers demonstrated a greater readiness to commit to new projects, although the market has not grown at the rate expected. While difficulties remain in the communications industry, we believe that, with the overall improvement of market conditions, we should achieve very modest sequential growth in the coming quarters.

     Our quarterly revenue for the last eleven quarters is summarized below (in millions):


                           Q1                  Q2                  Q3                  Q4
                    -----------------   -----------------   -----------------   -----------------
 Fiscal 2004            $   428.3            $   442.8           $   450.2                 NA

 Fiscal 2003            $   339.4            $   355.0           $   377.2          $   411.7

 Fiscal 2002            $   422.6            $   455.3           $   380.2          $   355.5

     Due to our heavy dependence on the communications industry and a limited number of significant customers, we can be adversely affected by consolidations of service providers and by bankruptcies or other business failures in that industry. The potential loss of a customer due to consolidation or failures in the communications industry could harm our business and might have a material adverse effect on our consolidated operating results and financial condition.

     We believe that we are a leading global provider of CC&B Systems. We provide a broad set of billing and CRM products, with proven functionality and scalability, accompanied by a comprehensive range of support services.

     We believe that demand for our CC&B Systems is driven by, among other key factors:

     -   the global penetration of communications service providers,

     - the emergence of new communications products and services, especially IP, data and content services,

     - technological changes, such as the introduction of wireless Internet services via GPRS (General Packet Radio Services) and UMTS (Universal Mobile Telecommunications System) technology,

     -   the ongoing consolidation within the communications industry,

     - the business needs of communications service providers to reduce costs and retain high value customers, and

     -   a shift from in-house management to vendor solutions.

     We also believe that additional drivers of demand are the continuing trend for communications service providers to offer their subscribers multiple service packages, commonly referred to as bundled or convergent services (combinations of voice, broadband, electronic and mobile commerce and IP services), and the ability of our CC&B Systems to improve productivity.

     License and service revenue from the sale of CC&B Systems and Directory Systems includes revenue from Managed Services arrangements. Managed Services projects are a significant part of our business, and generate substantial, long-term revenue streams, cash flow and operating income. In the initial period of our Managed Services projects, we generally invest in modernization and consolidation of the customer's systems. Invoices are usually structured on a periodic fixed or unit charge basis. As a result, Managed Services projects can be less profitable in the initial period. Margins tend to improve over time as we benefit from the operational efficiencies provided by system modernization and consolidation. We expect that our Managed Services relationships will generate margins comparable to sales of our other products and related license and services over the entire relationships. Revenue related to Managed Services agreements in the three months and nine months ended June 30, 2004 was approximately 40% of total revenue for such periods.


Results of Operations

     The following table sets forth for the nine months and three months ended June 30, 2004 and 2003 certain items in our consolidated statements of income reflected as a percentage of total revenue:




                                          Three months ended          Nine months ended
                                               June 30,                    June 30,
                                          -------------------         -----------------
                                           2004         2003           2004       2003
                                          ------       ------         ------     ------

Revenue:
  License ..........................         3.8%         3.0%           3.9%       4.8%
  Service ..........................        96.2         97.0           96.1       95.2
                                          ------       ------         ------     ------
                                           100.0        100.0          100.0      100.0
                                          ------       ------         ------     ------
Operating expenses:
  Cost of license ..................         0.3          0.4            0.3        0.4
  Cost of service ..................        62.9         61.1           63.1       60.4
  Research and development .........         7.0          7.9            7.0        8.3
  Selling, general and
    administrative .................        11.7         13.5           12.0       14.3
  Amortization of purchased
    intangible assets ..............         1.0          1.2            1.0        1.3
  Restructuring charges ............          --           --             --        0.9
                                          ------       ------         ------     ------
                                            82.9         84.1           83.4       85.6
                                          ------       ------         ------     ------
Operating income ...................        17.1         15.9           16.6       14.4
Interest income and other, net .....         0.0          0.9            0.2        1.2
                                          ------       ------         ------     ------
Income before income taxes .........        17.1         16.8           16.8       15.6
Income taxes .......................         3.8          4.2            3.7        3.9
                                          ------       ------         ------     ------
Net income .........................        13.3%        12.6%          13.1%      11.7%
                                          ======       ======         ======     ======


     NINE MONTHS ENDED JUNE 30, 2004 AND 2003

     The following is a tabular presentation of our results of operations for the nine months ended June 30, 2004 compared to the nine months ended June 30, 2003. Following the table is a discussion and analysis of our business and results of operations for such periods.

                                    NINE MONTHS ENDED
                                         JUNE 30,          INCREASE (DECREASE)
                                ------------------------   -------------------
                                    2004         2003        AMOUNT        %
                                -----------   ----------   ----------    -----
                                             (in thousands)
                                -------------------------------------
Revenue:

   License ...................   $   52,026   $   51,176   $      850      1.7%

   Service ...................    1,269,251    1,020,392      248,859     24.4
                                 ----------   ----------   ----------

                                  1,321,277    1,071,568      249,709     23.3
                                 ----------   ----------   ----------

Operating expenses:

   Cost of license ...........        3,807        4,137         (330)    (8.0)

   Cost of service ...........      833,470      646,389      187,081     28.9

   Research and development ..       92,247       88,888        3,359      3.8

   Selling, general and
     administrative ..........      159,078      153,644        5,434      3.5

   Amortization of purchased
     intangible assets .......       13,423       14,303         (880)    (6.2)

   Restructuring charges .....         --          9,956       (9,956)   (100.0)
                                 ----------   ----------   ----------

                                  1,102,025      917,317      184,708     20.1
                                 ----------   ----------   ----------

Operating income .............      219,252      154,251       65,001     42.1

Interest income and other, net        2,899       12,432       (9,533)   (76.7)
                                 ----------   ----------   ----------

Income before income taxes ...      222,151      166,683       55,468     33.3

Income taxes .................       48,873       41,671        7,202     17.3
                                 ----------   ----------   ----------

Net income ...................   $  173,278   $  125,012   $   48,266     38.6%
                                 ==========   ==========   ==========

     REVENUE. The increase in total revenue in the nine months ended June 30, 2004 is due to an increase in service revenue as a result of the Managed Services agreements signed during fiscal 2003 and additional revenue resulting from our acquisition of Certen in the fourth quarter of fiscal 2003. Revenue related to Managed Services agreements in the nine months ended June 30, 2004 was approximately 40% of total revenue. The net revenue impact of the Managed Services agreements entered into during fiscal 2003, including the effect of the Certen acquisition, was approximately $208 million in the nine months ended June 30, 2004.

     Managed Services arrangements accounted for the majority part of the increase in revenue during the nine months ended June 30, 2004 and include only a small license revenue component, therefore, in the nine months ended June 30, 2004, such arrangements had the effect of decreasing license revenue, as a percentage of revenue, by 0.9% compared to the nine months ended June 30, 2003.

     License and service revenue from the sale of CC&B Systems was $1,144.7 million for the nine months ended June 30, 2004, an increase of $218.1 million, or 23.5%, over the nine months ended June 30, 2003. Approximately two-thirds of the increase is attributable to our acquisition of Certen in the fourth quarter of fiscal 2003, and the remainder is attributable to additional revenue from existing and new customers. License and service revenue from the sale of CC&B Systems represented 86.6% and 86.5% of our total revenue in the nine months ended June 30, 2004 and 2003, respectively. The demand for our CC&B Systems is primarily driven by the need for communications companies to continue to integrate their billing, CRM and order management systems into Integrated Customer Management products and services. In fiscal 2003, many communications companies reduced or delayed expenditures on system upgrades as a result of the slowdown in the communications industry. Recently, however, there has been an improvement in market conditions contributing to the increase in revenue in the nine months ended June 30, 2004.

      License and service revenue from the sale of Directory Systems was $176.6 million for the nine months ended June 30, 2004, an increase of $31.6 million, or 21.8%, over the nine months ended June 30, 2003. Approximately $59 million of the increase in Directory Systems revenue in the nine months ended June 30, 2004 was attributable to the Managed Services agreements. This revenue was partially offset by the completion of certain implementation projects that accounted for $27 million of revenue in the comparable period of fiscal 2003. License and service revenue from the sale of Directory Systems represented 13.4% and 13.5% of our total revenue in the nine months ended June 30, 2004 and 2003, respectively. We believe that we are a leading provider of Directory Systems in most of the markets we serve. We expect that our revenue from Directory Systems will remain relatively stable in fiscal 2004.

     In the nine months ended June 30, 2004, revenue from customers in North America, Europe and the rest of the world accounted for 66.8%, 26.4% and 6.8%, respectively, of total revenue compared to 61.1%, 30.2% and 8.7%, respectively, for the nine months ended June 30, 2003. Approximately 90.0% of the increase in revenue from customers in North America is attributable to Managed Services agreements, including the acquisition of Certen, which expanded our activity and revenue from customers in North America, and approximately 10.0% is attributable to the expansion of relationships with existing customers in North America. The decreased contribution to revenue from customers in Europe relative to customers in North America, as a percentage of revenue, resulted from the relatively greater growth in activity from customers in North America than in Europe during the nine months ended June 30, 2004. Revenue from customers in the rest of the world in absolute amount was relatively stable in the nine months ended June 30, 2004 compared to the nine months ended June 30, 2003.

     Cost of License. Cost of license mainly includes amortization of purchased computer software and intellectual property rights. Because such amortization is relatively stable from period to period and, absent impairment, is generally fixed in amount, an increase or decrease in license revenue will cause a significant fluctuation in cost of license as a percentage of license revenue. In the nine months ended June 30, 2004, cost of license, as a percentage of license revenue, was 7.3% compared to 8.1% in the nine months ended June 30, 2003.

     Cost of Service. The increase in cost of service in the nine months ended June 30, 2004 was 28.9%, which was higher than 23.3%, the increase in our total revenue in the nine months ended June 30, 2004, and resulted in a 2.6% decrease in our gross margin. Our gross margin was affected by the Managed Services agreements signed during fiscal 2003, which we expect to be less profitable in their initial period, and to a lesser extent, by the decrease, as a percentage of revenue, in our license revenue.

     Research and Development. Research and development expense was primarily comprised of compensation expense attributed to research and development activities, which involve the development of new software modules and product offerings, either in conjunction with customer projects or as part of our internal product development program. We are currently focusing significant development efforts on the integration between our products in order to provide Integrated Customer Management to our customers, while continuing to upgrade our existing systems. The majority of our research and development expenditures are directed to our billing and CRM systems, and the remainder to directory, content, mediation, order management solutions and other activities. The increase in research and development expense was proportionally less than the increase in our total revenue. Although we intend to continue to devote resources to research and development, our research and development budget, like all of our costs, is sensitive to our overall financial condition. We believe that our research and development efforts are a key element of our strategy and are essential to our success. However, an increase or a decrease in our total revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures, which could affect our operating margin.

     Selling, General and Administrative. Selling, general and administrative expense is primarily comprised of compensation expense. The increase in selling, general and administrative expense in the nine months ended June 30, 2004 was attributable to the overall increase in our operations, as well as to the increase in our selling and marketing efforts. The increase in selling, general and administrative expense in the nine months ended June 30, 2004 was 3.5%, which was proportionally less than the 23.3% increase in our total revenue.

     Restructuring Charges. The restructuring charge in the nine months ended June 30, 2003 consisted of the cost reduction program we implemented during the first quarter of fiscal 2003.

     Operating Income. The increase in operating income in the nine months ended June 30, 2004 resulted from the 23.3% increase in our total revenue, which was partially offset by the 2.6% decrease in our gross margin attributable to the relative low gross margin of our Managed Services projects in their early stages of implementation, and to the effect of the $10.0 million restructuring charge in the nine months ended June 30, 2003.

     Interest Income and Other, Net. The decrease in interest income and other, net, in the nine months ended June 30, 2004 is primarily attributable to the decline in interest rates on our short-term interest-bearing investments, which resulted from our decision to shorten the duration of our investments due to volatility in the interest rate environment, and was also affected by the decrease of interest income on debentures issued by Certen to us that was eliminated as a result of the Certen acquisition.

     Income Taxes. Our effective tax rate in the nine months ended June 30, 2004 was 22% compared to 25% in the nine months ended June 30, 2003. Our effective tax rate for fiscal year 2004 is expected to be approximately 22% due to the corporate income tax rates in the various countries in which we operate and the relative magnitude of our business in those countries. The reduction in our effective tax rate is due to our continued expansion into countries with lower effective tax rates.

     Net Income. The increase in net income in the nine months ended June 30, 2004 is attributable to the 23.3% increase in our total revenue and to the effect of the $10.0 million restructuring charge in the nine months ended June 30, 2003. The increase was partially offset by the 2.6% decrease in our gross margin attributable to the relative low gross margin of our Managed Services projects in their early stages of implementation.

     Diluted Earnings Per Share. Diluted earnings per share were $0.80 for the nine months ended June 30, 2004, compared to $0.57 in the nine months ended June 30, 2003.

     THREE MONTHS ENDED JUNE 30, 2004 AND 2003

     The following is a tabular presentation of our results of operations for the three months ended June 30, 2004 compared to the three months ended June 30, 2003. Following the table is a discussion and analysis of our business and results of operations for such periods.

                                         THREE MONTHS ENDED
                                              JUNE 30,        INCREASE (DECREASE)
                                        -------------------   ------------------
                                          2004       2003      AMOUNT        %
                                        --------   --------   --------      ----
                                                (in thousands)
                                        ------------------------------
Revenue:

   License ..........................   $ 17,298   $ 11,491   $  5,807      50.5%

   Service ..........................    432,926    365,677     67,249      18.4
                                        --------   --------   --------

                                         450,224    377,168     73,056      19.4
                                        --------   --------   --------

Operating expenses:

   Cost of license ..................      1,448      1,455         (7)     (0.5)

   Cost of service ..................    283,109    230,323     52,786      22.9

   Research and development .........     31,665     29,941      1,724       5.8

   Selling, general and
     administrative .................     52,745     50,943      1,802       3.5

   Amortization of purchased
     intangible assets ..............      4,558      4,524         34       0.8
                                        --------   --------   --------

                                         373,525    317,186     56,339      17.8
                                        --------   --------   --------

Operating income ....................     76,699     59,982     16,717      27.9

Interest income and other, net ......        121      3,269     (3,148)    (96.3)
                                        --------   --------   --------

Income before income taxes ..........     76,820     63,251     13,569      21.5

Income taxes ........................     16,900     15,813      1,087       6.9
                                        --------   --------   --------

Net income ..........................   $ 59,920   $ 47,438   $ 12,482      26.3%
                                        ========   ========   ========

     REVENUE. The increase in total revenue in the three months ended June 30, 2004 is due primarily to an increase in service revenue as a result of Managed Services agreements signed during fiscal 2003 and additional revenue resulting from our acquisition of Certen in the fourth quarter of fiscal 2003. Revenue related to Managed Services agreements in the three months ended June 30, 2004 was approximately 40% of total revenue. The net revenue impact of the Managed Services agreements entered into during fiscal 2003, including the effect of the Certen acquisition, was approximately $58 million in the three months ended June 30, 2004.

     License revenue in the three months ended June 30, 2004 increased compared to the three months ended June 30, 2003, as a result of new contracts that we obtained from new and existing customers during fiscal 2004.

     License and service revenue from the sale of CC&B Systems was $388.0 million for the three months ended June 30, 2004, an increase of $65.9 million, or 20.4%, over the three months ended June 30, 2003. Approximately two-thirds of the increase is attributable to our acquisition of Certen in the fourth quarter of fiscal 2003, and the remainder is attributable to additional revenue from existing and new customers. License and service revenue from the sale of CC&B Systems represented 86.2% and 85.4% of our total revenue in the three months ended June 30, 2004 and 2003, respectively. The demand for our CC&B Systems is primarily driven by the need for communications companies to continue to integrate their billing, CRM and order management systems into Integrated Customer Management products and services. In fiscal 2003, many communications companies reduced or delayed expenditures on system upgrades as a result of the slowdown in the communications industry. Recently, however, there has been an improvement in market conditions contributing for the increase in revenue in the third quarter of fiscal 2004.

      License and service revenue from the sale of Directory Systems was $62.2 million for the three months ended June 30, 2004, an increase of $7.2 million, or 13.1%, over the three months ended June 30, 2003. Approximately $15 million of the increase in Directory Systems revenue in the three months ended June 30,

2004 was attributable to the Managed Services agreements. This revenue was partially offset by the completion of certain implementation projects that accounted for $8 million of revenue in the comparable period of fiscal 2003. License and service revenue from the sale of Directory Systems represented 13.8% and 14.6% of our total revenue in the three months ended June 30, 2004 and 2003, respectively. We believe that we are a leading provider of Directory Systems in most of the markets we serve. We expect that our revenue from Directory Systems will remain relatively stable in fiscal 2004.

     In the three months ended June 30, 2004, revenue from customers in North America, Europe and the rest of the world accounted for 65.9%, 26.1% and 8.0%, respectively, of total revenue compared to 62.9%, 28.1% and 9.0%, respectively, for the three months ended June 30, 2003. Approximately 95.0% of the increase in revenue from customers in North America is attributable to Managed Services agreements, including the acquisition of Certen, which expanded our activity and revenue from customers in North America, and approximately 5.0% to the expansion of relationships with existing customers in North America. The decreased contribution to revenue from customers in Europe relative to customers in North America, as a percentage of revenue, resulted from the relatively greater growth in activity from customers in North America than in Europe during the three months ended June 30, 2004. Revenue from customers in the rest of the world in absolute amount was relatively stable in the three months ended June 30, 2004 compared to the three months ended June 30, 2003.

     Cost of License. Cost of license mainly includes amortization of purchased computer software and intellectual property rights. Because such amortization is relatively stable from period to period and, absent impairment, is generally fixed in amount, an increase or decrease in license revenue will cause a significant fluctuation in cost of license as a percentage of license revenue. In the three months ended June 30, 2004, cost of license, as a percentage of license revenue, was 8.4%, compared to 12.7% in the three months ended June 30, 2003.

     Cost of Service. The increase in cost of service in the three months ended June 30, 2004 was 22.9%, which was higher than 19.4%, the increase in our total revenue in the three months ended June 30, 2004, and resulted in a 1.7% decrease in our gross margin. Our gross margin was affected by the Managed Services agreements signed during fiscal 2003, which we expect to be less profitable in their initial period.

     Research and Development. Research and development expense was primarily comprised of compensation expense attributed to research and development activities, which involve the development of new software modules and product offerings, either in conjunction with customer projects or as part of our internal product development program. We are currently focusing significant development efforts on the integration between our products in order to provide Integrated Customer Management to our customers, while continuing to upgrade our existing systems. The majority of our research and development expenditures are directed to our billing and CRM systems, and the remainder to directory, content, mediation and order management solutions. The increase in research and development expense was proportionally less than the increase in our total revenue. Although we intend to continue to devote resources to research and development, our research and development budget, like all of our costs, is sensitive to our overall financial condition. We believe that our research and development efforts are a key element of our strategy and are essential to our success. However, an increase or a decrease in our total revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures, which could affect our operating margin.

     Selling, General and Administrative. Selling, general and administrative expense is primarily comprised of compensation expense. The increase in selling, general and administrative expense in the three months ended June 30, 2004 was attributable to overall increase in our operations, as well as to the increase in our selling and marketing efforts. The increase in selling, general and administrative expense in the three months ended June 30, 2004 was 3.5%, which was proportionally less than the 19.4% increase in our total revenue.

     Operating Income. The increase in operating income in the three months ended June 30, 2004 resulted from the 19.4% increase in our total revenue, partially offset by the 1.7% decrease in our gross margin attributable to the relative low gross margin of our Managed Services projects in their early stages of implementation.

     Interest Income and Other, Net. The decrease in interest income and other, net, in the three months ended June 30, 2004 is primarily attributable to the decline in interest rates on our short-term interest-bearing investments, which resulted from our decision to shorten the duration of our investments due to volatility in the interest rate environment, and was also affected by the decrease resulted from the interest income on debentures issued by Certen to us that was eliminated as a result of the Certen acquisition.

     Income Taxes. Our effective tax rate in the three months ended June 30, 2004 was 22% compared to 25% in the three months ended June 30, 2003. Our effective tax rate for fiscal year 2004 is expected to be approximately 22% due to the corporate income tax rates in the various countries in which we operate and the relative magnitude of our business in those countries. The reduction in our effective tax rate is due to our continued expansion into countries with lower effective tax rates.

     Net Income. The increase in net income is attributable to the 19.4% increase in our total revenue, which was partially offset by the 1.7% decrease in our gross margin attributable to the relative low gross margin of our Managed Services projects in their early stages of implementation in the three months ended June 30, 2004.

     Diluted Earnings Per Share. Diluted earnings per share were $0.28 for the three months ended June 30, 2004, compared to $0.21 in the three months ended June 30, 2003.

Liquidity and Capital Resources

     Cash, cash equivalents and short-term interest-bearing investments totaled $1,228.3 million as of June 30, 2004, compared to $1,290.9 million as of September 30, 2003. The decrease is attributable to the use of approximately $395.1 million to repurchase 2% Convertible Notes due June 1, 2008 (the "2% Notes") as described below, the use of $170.1 million to repurchase ordinary shares sold short by purchasers of the 0.50% Convertible Senior Notes due 2024 (the "0.50% Notes") in negotiated transactions concurrently with the sale of the 0.50% Notes, and the use of an additional $137.4 million to repurchase our ordinary shares pursuant to our share repurchase program and in connection with our acquisition of XACCT, which was partially offset by the net proceeds from the issuance of $450.0 million of 0.50% Notes in March 2004 and positive cash flows from operations. Net cash provided by operating activities amounted to $257.7 million and $284.0 million for the nine months ended June 30, 2004 and 2003, respectively. Although net income before depreciation and amortization increased in the nine months ended June 30, 2004, cash flows from operations decreased, due primarily to increases in accounts receivable. We currently intend to retain our future operating cash flows to support the further expansion of our business, including investments related to new Managed Services projects and acquisitions. We also may use a portion of our cash balances for future repurchases of our outstanding securities.

     Our policy is to retain substantial cash balances in order to support the growth of the Company. We believe that our current cash balances, cash generated from operations and our current lines of credit will provide sufficient resources to meet our liquidity needs for at least the next fiscal year.

     On June 1, 2004, we completed a cash offer for the 2% Notes. Pursuant to the indenture for the 2% Notes, each holder of the 2% Notes had the right to require us to repurchase on June 1, 2004 all or any part of such holder's notes at a price equal to 100% of the principal amount plus accrued and unpaid interest. Under the terms of the 2% Notes, we had the option to pay for the 2% Notes with cash, ordinary shares, or a combination of cash and ordinary shares. We elected to pay for the 2% Notes solely with cash. We accepted for payment $395.1 million principal amount of 2% Notes surrendered for repurchase pursuant to the offer. The untendered $344,000 principal amount of 2% Notes will remain as our obligations due June 1, 2008, in accordance with their terms. As of June 30, 2004, $0.3 million and $450.0 million aggregate principal amount of our 2% Notes and 0.50% Notes were outstanding, respectively.

     On July 28, 2004 we announced that our board of directors had extended our share repurchase program by authorizing the repurchase of up to $100.0 million of our outstanding ordinary shares. The authorization permits us to purchase our ordinary shares in open market or privately negotiated transactions at times and prices considered appropriate by us. As of August 10, 2004, we had repurchased 2,218,500 ordinary shares under this repurchase program, for an aggregate purchase price of 46.8 million.

     As of June 30, 2004, we had available short-term general revolving lines of credit totaling $31.0 million, pursuant to which $0.9 million of loans was outstanding. In addition, as of June 30, 2004 we had outstanding letters of credit and bank guarantees from various banks totaling $13.6 million.

     As of June 30, 2004, we had outstanding long-term obligations of $28.4 million in connection with leasing arrangements.

     We have contractual obligations for our convertible notes, financing arrangements, capital leases and non-cancelable operating leases that were summarized in a table of contractual obligations in our Annual Report on Form 20-F for the year ended September 30, 2003. There have been no material changes in contractual obligations outside the ordinary course of our business since September 30, 2003, with the exception of the issuance of our 0.50% Notes in March 2004 and the repurchase of the 2% Notes in June 2004, as discussed above.

     Our capital expenditures were approximately $33.5 million in the nine months ended June 30, 2004. Approximately 85% of these expenditures consisted of purchases of computer equipment and, the remainder, leasehold improvements. We funded our capital expenditures principally from operating cash flows. We do not anticipate any changes to this policy in the foreseeable future.

 Currency Fluctuations

     We manage our foreign subsidiaries as integral direct components of our operations. The U.S. dollar is our functional currency. According to the salient economic factors indicated in SFAS No.52, "Foreign Currency Translation", our cash flow, sale price, sales market, expense, financing and intercompany transactions and arrangement indicators are denominated in the U.S. dollar. The operations of our foreign subsidiaries provide the same type of services with the same type of expenditure throughout Amdocs' group.

     During the nine months ended June 30, 2004, our revenue and operating expenses (excluding acquisition-related charges) in U.S. dollars or linked to the U.S. dollar decreased compared to fiscal 2003, from 80% to 70% and from 60% to 50%, respectively, primarily as a result of the acquisition of Certen Inc., the majority of whose business is in Canadian dollars. As a result of long-term contracts in currencies other than the U.S. dollar and more customers seeking contracts that are denominated in currencies such as the Euro, we expect that the percentage of our revenue and operating expenses in U.S. dollars or linked to the U.S. dollar will decrease slightly over time. Historically, the effect of fluctuations in currency exchange rates has had a minimal impact on our consolidated operations. As more of our customers seek contracts that are denominated in currencies other than the U.S. dollar, our exposure to fluctuations in currency exchange rates could increase. In managing our foreign exchange risk, we enter from time to time into various foreign exchange hedging contracts. We do not hedge all of our exposure in currencies other than the U.S. dollar, but rather our policy is to hedge significant net exposures in the major foreign currencies in which we operate. We periodically assess the applicability of the U.S. dollar as our functional currency by reviewing the salient indicators.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 8. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

      Guernsey law permits a company's articles of association to provide for the indemnification of officers and directors except to the extent that such a provision may be held by the courts of Guernsey to be contrary to public policy (for instance, for purporting to provide indemnification against the consequences of committing a crime) and except to the extent that Guernsey law prohibits the indemnification of any director against any specific provisions of Guernsey Company law under which personal liability may be imposed or incurred.

      Under our Articles of Association, we are obligated to indemnify any person who is made or threatened to be made a party to a legal or administrative proceeding by virtue of being a director, officer or agent of Amdocs, provided that we have no such obligation to indemnify any such persons for any claims they incur or sustain by or through their own willful act or default.

      We have entered into an indemnity agreement with our directors and some of our officers, under which we have agreed to pay the indemnified party the amount of Loss (as defined therein) suffered by that party due to claims made against that party for a Wrongful Act (as defined therein).

ITEM 9. EXHIBITS


EXHIBIT
 NUMBER                                DESCRIPTION
 ------                                -----------
   4.1          Memorandum and Articles of Association of Amdocs Limited (incorporated by reference to Exhibits 3.1 and 3.2 to Amdocs' Registration Statement on Form F-1
                dated June 19, 1998; Registration No. 333-8826).

   4.2          Specimen Certificate for the ordinary shares of Amdocs Limited (incorporated by reference to Exhibit 4.1 to Amdocs' Registration Statement on Form F-1 dated June 19,
                1998; Registration No. 333-8826).

   5.1*         Opinion of Carey Olsen.

  23.1          Consent of Ernst & Young LLP.

  23.2          Consent of Deloitte & Touche, LLP.

  23.3*         Consent of Carey Olsen (included in Exhibit 5.1).

  24.1*         Power of Attorney.


-------------

*  Previously filed.

ITEM 10. UNDERTAKINGS.

      Item 512(a) of Regulation S-K. The undersigned Registrant hereby undertakes:

      (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                  (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that are incorporated by reference in this Registration Statement.

      (2) That, for the purposes of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

      (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      Item 512(b) of Regulation S-K. The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      Item 512(h) of Regulation S-K. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the indemnification provisions described herein, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


      Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this Amendment No. 3 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of New York, State of New York, on this 21st day of September, 2004.


                                AMDOCS LIMITED


                                By:  /s/ THOMAS G. O'BRIEN
                                     ------------------------------------------
                                     Thomas G. O'Brien
                                     Treasurer and Secretary
                                     Authorized U.S. Representative


                                POWER OF ATTORNEY


      Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 3 to Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.



         Signature                                        Title                                    Date
         ---------                                        -----                                    ----
             *                             Chairman of the Board                               September 21, 2004
----------------------------
Bruce K. Anderson

 /s/ DOV BAHARAV                           Director and Principal Executive Officer            September 21, 2004
----------------------------
Don Baharav

 /s/ RON MOSKOVITZ                         Principal Accounting Officer                        September 21, 2004
----------------------------
Ron Moskovitz

             *                             Director                                            September 21, 2004
----------------------------
Robert A. Minicucci

             *                             Director                                            September 21, 2004
----------------------------
Adrian Gardner


             *                             Director                                            September 21, 2004
----------------------------
Julian A. Brodsky

             *                             Director                                            September 21, 2004
----------------------------
Charles E. Foster

             *                             Director                                            September 21, 2004
----------------------------
Eli Gelman

             *                             Director                                            September 21, 2004
----------------------------
James S. Kahan

             *                             Director                                            September 21, 2004
----------------------------
Nehmeia Lemelbaum

             *                             Director                                            September 21, 2004
----------------------------
John T. McLennan

             *                             Director                                            September 21, 2004
----------------------------
Mario Segal



*By:  /s/ THOMAS G. O'BRIEN
     ----------------------------
     Thomas G. O'Brien
     Attorney-in-Fact

                                  Exhibit Index


EXHIBIT\
 NUMBER                              DESCRIPTION
 ------                              -----------
   4.1          Memorandum and Articles of Association of Amdocs Limited (incorporated by reference to Exhibits 3.1 and 3.2 to Amdocs' Registration Statement on Form F-1
                dated June 19, 1998; Registration No. 333-8826).

   4.2          Specimen Certificate for the ordinary shares of Amdocs Limited (incorporated by reference to Exhibit 4.1 to Amdocs' Registration Statement on Form F-1 dated June 19,
                1998; Registration No. 333-8826).

   5.1*         Opinion of Carey Olsen.

  23.1          Consent of Ernst & Young LLP.

  23.2          Consent of Deloitte & Touche, LLP.

  23.3*         Consent of Carey Olsen (included in Exhibit 5.1).

  24.1*         Power of Attorney.


-------------

   *  Previously filed.